MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR AND QUARTER ENDED DECEMBER 31, 2020

925 West Georgia Street, Suite 1800, Vancouver, B.C., Canada V6C 3L2 Phone: 604.688.3033 | Fax: 604.639.8873| Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com www.firstmajestic.com

First Majestic Silver Corp. 2020 Annual Report	Page 2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

This Management’s Discussion and Analysis of Results of Operations and Financial Condition (“MD&A”) should be read in conjunction with the audited consolidated financial statements of First Majestic Silver Corp. (“First Majestic” or “the Company”) for the year ended December 31, 2020 which are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). All dollar amounts are expressed in United States (“US”) dollars and tabular amounts are expressed in thousands of US dollars, unless otherwise indicated. Certain amounts shown in this MD&A may not add exactly to total amounts due to rounding differences.

This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained at the end of this MD&A. All information contained in this MD&A is current and has been approved by the Board of Directors of the Company as of February 18, 2021 unless otherwise stated.

COMPANY OVERVIEW

First Majestic is a multinational mining company headquartered in Vancouver, Canada, focused on primary silver production in México, pursuing the exploration and development of its existing mineral properties and acquiring new assets. The Company owns three producing mines: the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine, the La Encantada Silver Mine, and four mines currently in care and maintenance: the San Martin Silver Mine, the Del Toro Silver Mine, the La Parrilla Silver Mine and the La Guitarra Silver/Gold Mine.

First Majestic is publicly listed on the New York Stock Exchange under the symbol “AG”, on the Toronto Stock Exchange under the symbol “FR” and on the Frankfurt Stock Exchange under the symbol “FMV”.

SANTA ELENA SILVER/GOLD MINE
LA ENCANTADA SILVER MINE
SAN DIMAS SILVER/GOLD MINE
LA PARRILLA SILVER MINE
DEL TORO SILVER MINE
SAN MARTIN SILVER MINE
LA GUITARRA SILVER MINE

First Majestic Silver Corp. 2020 Annual Report	Page 3

2020 ANNUAL HIGHLIGHTS

Key Performance Metrics	2020	2019	2018	Change '20 vs '19
Operational
Ore Processed / Tonnes Milled	2,213,954	2,831,999	3,375,452	(22%)
Silver Ounces Produced	11,598,380	13,241,118	11,679,452	(12%)
Silver Equivalent Ounces Produced	20,379,010	25,554,288	22,243,071	(20%)
Cash Costs per Ounce (1)	$5.09	$5.16	$6.98	(1%)
All-in Sustaining Cost per Ounce (1)	$13.92	$12.64	$14.95	10%
Total Production Cost per Tonne (1)	$79.59	$75.05	$60.71	6%
Average Realized Silver Price per Ounce (1)	$21.15	$16.40	$15.53	29%

Financial (in $millions)
Revenues	$363.9	$363.9	$300.9	0%
Mine Operating Earnings (Loss)	$105.1	$66.2	($11.9)	59%
Earnings (Loss) before Income Taxes	$29.7	($39.0)	($263.0)	176%
Net Earnings (Loss)	$23.1	($40.5)	($204.2)	157%
Operating Cash Flows before Working Capital and Taxes	$107.3	$108.9	$61.6	(1%)
Cash and Cash Equivalents	$238.6	$169.0	$57.0	41%
Working Capital (1)	$254.4	$171.1	$108.1	49%

Shareholders
Earnings (Loss) per Share ("EPS") - Basic	$0.11	($0.20)	($1.11)	154%
Adjusted EPS (1)	$0.18	$0.04	($0.21)	NM
Cash Flow per Share (1)	$0.50	$0.54	$0.34	(7%)

NM - Not meaningful

(1)The Company reports non-GAAP measures which include cash costs per ounce produced, all-in sustaining cost per ounce, total production cost per tonne, average realized silver price per ounce sold, working capital, adjusted EPS and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the methods used by the Company to calculate such measures may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 39 to 45 for a reconciliation of non-GAAP to GAAP measures.

First Majestic Silver Corp. 2020 Annual Report	Page 4

Operational Highlights

Annual Production Summary	San Dimas	Santa Elena	La Encantada	Consolidated
Ore Processed / Tonnes Milled	713,064	640,276	860,613	2,213,954
Silver Ounces Produced	6,399,667	1,692,761	3,505,953	11,598,380
Gold Ounces Produced	71,598	28,242	241	100,081
Silver Equivalent Ounces Produced	12,670,526	4,181,708	3,526,776	20,379,010
Cash Costs per Ounce(1)	$2.04	$5.81	$10.27	$5.09
All-in Sustaining Cost per Ounce(1)	$8.75	$12.78	$12.43	$13.92
Total Production Cost per Tonne(1)	$127.91	$78.44	$40.37	$79.59
(1)See "Non-GAAP measures"

•Annual silver production of 11,598,380 ounces, which achieved the top-end of the Company’s revised guidance range of 11.0 to 11.7 million ounces. Strong silver production from La Encantada and San Dimas in the second half of 2020 helped to offset some of the production losses during the Mexican national COVID-19 shutdowns in the second quarter of 2020.
•Annual gold production of 100,081 ounces, which was slightly below the Company’s revised guidance range of 106,000 to 112,000 ounces, primarily due to lower production rates at Santa Elena and lower gold grades at San Dimas in the second half of 2020.
•La Encantada achieved highest annual silver production since 2014 with 3.5 million ounces of silver produced during the year, representing a 14% increase from the prior year and beating the Company’s revised production guidance of 3.1 to 3.3 million silver ounces.
•Record consolidated silver recoveries of 88% during 2020, the highest in the Company’s 18-year history due primarily to the continued success with fine grinding technologies and mill modernizations.
•The impact of COVID-19 on business and operations:
◦In compliance with the decree issued by the Mexican Ministry of Health on March 31, 2020, the Company temporarily suspended operations at its three operating mines during most of April and May ("COVID-19 Suspensions"). Operations resumed following the Mexican Government's decision to allow the restart of mining activities on May 23, 2020.
◦In order to accommodate COVID-19 related protocols, all mines have been operating with reduced workforce levels. Worker availability continues to be a challenge but is currently being mitigated by increasing the use of temporary workers and contractors to replace vulnerable workers.
◦The Company continues to support its vulnerable workers with paid leave including base pay and medical services as needed. Vulnerable workers currently account for approximately 9% of the Company's workforce at its three operating mines, an improvement from 18% at the end of the second quarter.
•Cash cost per ounce: Cash cost per payable silver ounce in the year was $5.09, a marginal decrease compared to the previous year. The decrease in cash cost was primarily due to cost savings from suspension of higher cost mines in 2019 and a 12% weaker Mexican Peso, partially offset by lower by-product credits and decrease in production attributed to the COVID-19 Suspensions in the second quarter, as well as higher mining contractor costs and COVID-19 related costs.
•All-in sustaining cost ("AISC"): AISC per payable silver ounce in 2020 was $13.92, compared to $12.64 in the previous year. The increase in AISC per ounce was primarily attributed to an increase in fixed overhead costs, such as general and administration expenses and annual workers participation benefits, being divided by 12% less silver ounces produced due to the required COVID-19 Suspensions.

Financial Highlights

•Robust cash position and liquidity: The Company ended the year with cash and cash equivalents of $238.6 million compared to $169.0 million at the end of the previous year, while working capital improved to $254.4 million compared to $171.1 million.

•Revenue: The Company generated annual revenues of $363.9 million in 2020, consistent with 2019 as lost production from COVID-19 Suspensions and worker availability were offset by a 29% increase in average realized silver price, which averaged $21.15 per ounce during the year compared to $16.40 in 2019.

First Majestic Silver Corp. 2020 Annual Report	Page 5

•Mine operating earnings: During the year, the Company recognized mine operating earnings of $105.1 million compared to $66.2 million in 2019. The increase in mine operating earnings was primarily driven by higher margins attributed to higher silver and gold prices, as well as shifting a greater proportion of the Company's production to its larger and lower cost operations.

•Net earnings: The Company recognized net earnings of $23.1 million (earnings per share of $0.11) in 2020 compared to net loss of $40.5 million (loss per share of $0.20) in 2019. Net loss in 2019 was primarily due to the $52.4 million after tax impairment on non-current assets taken in 2019.

•Adjusted earnings: Adjusted earnings (see “Non-GAAP Measures”), normalized for non-cash or unusual items such as COVID-19 standby costs, share-based payments and deferred income taxes for the year ended December 31, 2020 was $37.4 million ($0.18 per share), compared to adjusted earnings of $7.3 million ($0.04 per share) in 2019.

•Cash flow from operations: During the year, cash flow from operations before changes in working capital and income taxes was $107.3 million ($0.50 per share) compared to $108.9 million ($0.54 per share) in 2019.

Corporate Development and Other
•Acquisition of Springpole Silver Stream from First Mining Gold Corp. ("First Mining"): On July 2, 2020, the Company completed an agreement with First Mining to purchase 50% of the life of mine payable silver produced from the Springpole Gold Project ("Springpole Silver Stream"), a development stage mining project located in Ontario, Canada. Under the agreement, First Majestic agreed to pay First Mining total upfront consideration of $22.5 million in cash and shares, over three milestone payments, with ongoing payments of 33% of the silver spot price per ounce, to a maximum of $7.50 per ounce (subject to annual inflation escalation of 2% commencing at the start of the third anniversary of production), as payable silver is delivered by First Mining. The Company made its initial payment of $10.0 million in the third quarter by paying $2.5 million in cash and $7.5 million by issuing 805,698 common shares to First Mining. In January 2021, the Company completed its second payment of $7.5 million to First Mining for the acquisition of the Springpole Stream by paying $3.75 million in cash and issuing 287,300 common shares. The payment was due upon First Mining's announcement on January 20, 2021 of its positive results of the Pre-Feasibility Study ("PFS") for the Springpole Gold Project, located in northwestern Ontario, Canada. The PFS results support a 30,000 tonnes-per-day open pit mining operation over an 11 year mine life.
•Option Agreement with Silver Dollar Resources Inc. ("Silver Dollar") for Sale of the La Joya Project: In August 2020, First Majestic entered into a five year option agreement which gives Silver Dollar the option to earn an initial 80% interest in the Company's La Joya Project, following the exercise of which it may earn an additional 20% for an aggregate 100% interest within five years of executing the option agreement.
◦To exercise its first option to acquire an 80% interest in the La Joya Project, Silver Dollar will pay the Company CAD$1.3 million in cash over four years, issue shares equal to 19.9% of Silver Dollar's then-outstanding common shares within one year, incur CAD$1.0 million of exploration expenditures within the first five years, and grant First Majestic a 2% net smelter returns royalty. If Silver Dollar incurs the exploration expenditures within the first three years; however, First Majestic will waive CAD$600,000 of the remaining cash option payments.
◦Silver Dollar may exercise its second option and acquire the remaining 20% (for an aggregate 100% interest) of the La Joya Project by providing notice to First Majestic within 30 days of earning the first 80% interest and issuing to First Majestic additional shares equal to 5% of Silver Dollar's then-outstanding common shares.
◦During the third quarter, the Company has received CAD$0.3 million in cash and 19.9% of Silver Dollar’s outstanding common shares or 5,146,401 common shares with a fair value of $6.9 million from Silver Dollar. After netting La Joya's carrying value of $0.6 million, the Company recognized a gain of $6.5 million on the transaction.
•Divestiture of the Plomosas Silver Project In March 2020, the Company sold its Plomosas Silver Project to GR Silver Mining Ltd. ("GR Silver") for total consideration of $1.7 million, consisting of 17,097,500 common shares of GR Silver with a fair value of $1.7 million on the measurement date, CAD$100,000 in cash and a 2% net smelter return royalty on the Plomosas Project with half of the NSR being subject to a buy-back option for CAD$1,000,000.

First Majestic Silver Corp. 2020 Annual Report	Page 6

2020 FOURTH QUARTER HIGHLIGHTS

Key Performance Metrics	2020-Q4	2020-Q3	Change Q4 vs Q3	2019-Q4	Change Q4 vs Q4
Operational
Ore Processed / Tonnes Milled	625,332	655,920	(5%)	626,482	0%
Silver Ounces Produced	3,452,959	3,158,866	9%	3,348,424	3%
Silver Equivalent Ounces Produced	5,477,492	5,201,085	5%	6,233,412	(12%)
Cash Costs per Ounce (1)	$6.53	$2.49	162%	$3.73	75%
All-in Sustaining Cost per Ounce (1)	$15.92	$9.94	60%	$12.25	30%
Total Production Cost per Tonne (1)	$85.68	$71.56	20%	$78.62	9%
Average Realized Silver Price per Ounce (1)	$24.88	$22.58	10%	$17.46	43%

Financial (in $millions)
Revenues	$117.1	$125.9	(7%)	$96.5	21%
Mine Operating Earnings	$43.7	$48.0	(9%)	$23.9	82%
Net Earnings (Loss)	$34.5	$30.9	12%	($39.9)	NM
Operating Cash Flows before Movements in Working Capital and Taxes	$48.2	$52.2	(8%)	$32.9	47%
Cash and Cash Equivalents	$238.6	$232.4	3%	$169.0	41%
Working Capital (1)	$254.4	$266.7	(5%)	$171.1	49%

Shareholders
Earnings (Loss) per Share ("EPS") - Basic	$0.16	$0.14	8%	($0.19)	NM
Adjusted EPS (1)	$0.11	$0.12	(9%)	$0.00	NM
Cash Flow per Share (1)	$0.22	$0.24	(10%)	$0.16	36%

NM - Not meaningful

(1)See "Non-GAAP Measures"

Fourth Quarter Production Summary	San Dimas	Santa Elena	La Encantada	Consolidated
Ore Processed / Tonnes Milled	208,648	168,276	248,408	625,332
Silver Ounces Produced	1,941,286	418,153	1,093,521	3,452,959
Gold Ounces Produced	19,980	6,294	69	26,343
Silver Equivalent Ounces Produced	3,477,061	901,630	1,098,800	5,477,492
Cash Costs per Ounce	$3.23	$11.69	$10.39	$6.53
All-in Sustaining Cost per Ounce	$10.09	$23.02	$12.37	$15.92
Total Production Cost per Tonne	$135.13	$86.32	$43.72	$85.68

First Majestic Silver Corp. 2020 Annual Report	Page 7

Operational Highlights

•Total production in the fourth quarter was 5.5 million silver equivalent ounces, consisting of 3.5 million ounces of silver and 26,343 ounces of gold. Quarterly silver and gold production increased 9% and 2%, respectively, compared to the prior quarter.
•San Dimas achieved its highest quarterly silver production since the mine was acquired by First Majestic and produced 1.9 million ounces of silver and 19,980 ounces of gold, representing an increase of 16% and 9%, respectively, from the prior quarter.
•La Encantada reached its highest quarterly production since the second quarter of 2013 and produced 1.1 million silver ounces, representing a 12% increase from the prior quarter.
•Cash cost per ounce for the quarter was $6.53 per payable silver ounce, compared to $2.49 per ounce in the previous quarter. The increase in cash cost was primarily due to: higher gold by-product credits realized in the third quarter attributed to inventory that rolled over from the second quarter, which contributed an additional $7.4 million or $2.34 per ounce in by-product credits in the previous quarter; a 6% stronger Mexican Peso against the U.S. Dollar compared to the previous quarter; as well as higher COVID-19 related expenses.
•AISC per ounce in the fourth quarter was $15.92 per ounce compared to $9.94 per ounce in the previous quarter. The increase in AISC per ounce was primarily attributed to increase in cash cost per ounce, higher sustaining development and capital expenditure activities as the mines ramp up operations after the COVID-19 Suspensions.
•Project Updates:
•San Dimas Mill Modernization Project: A new contractor camp for over 100 workers is being constructed at San Dimas to support the high-intensity grinding (“HIG”) mill installation and plant modernization programs. Demolition work and new process piping runs have continued throughout the quarter, however, due to current COVID-19 restrictions the phase-1 HIG mill project completion date has been extended to the second half of 2021.
•Santa Elena’s Ermitaño Project: the Company completed approximately 923 metres of underground development during the quarter. The underground ventilation circuit, which ties together the West and East ramps, was completed at the end of November. On surface, the construction of the transmission power line and housing for the temporary diesel generators were completed. The diesel generators were delivered to site in early January and are currently undergoing installation.
•Santa Elena LNG Project: Liquefied Natural Gas (“LNG”) generators were successfully installed at Santa Elena’s new LNG power facility during the quarter and the project was approximately 90% complete at year end. Electromechanical activities such as the installation of the natural gas pipelines, cooling system, instrumentation and controls, plant safety infrastructure and connection of the main electric cables continued throughout the quarter. Dry-testing and commissioning activities have commenced and the power generation plant is expected to be fully operational in the second quarter of 2021 after completing the commissioning and ramp-up period.
•Exploration program in the fourth quarter expanded as the Company returned to normal operations resulting from the construction of additional camp facilities and the reduction of the COVID-19 pandemic restrictions. At the end of the fourth quarter, 25 exploration drill rigs were active across the Company’s mines and projects consisting of 12 rigs at San Dimas, seven rigs at Santa Elena, four rigs at La Encantada and two rigs at La Parrilla.

Financial Highlights

•In the fourth quarter, the Company generated revenues of $117.1 million compared to $96.5 million in the fourth quarter of 2019. The increase in revenues was attributed primarily to a 43% increase in average realized silver price, partially offset by a 13% decrease in silver equivalent ounces sold.
•The Company realized mine operating earnings of $43.7 million compared to $23.9 million in the fourth quarter of 2019. The increase in mine operating earnings was primarily attributed to higher metal prices.
•Net earnings for the quarter was $34.5 million (EPS of $0.16) compared to net loss of $39.9 million (EPS of ($0.19)) in the fourth quarter of 2019. The increase in net earnings was primarily attributed to a $52.4 million after-tax impairment loss taken in the fourth quarter of the prior year.

First Majestic Silver Corp. 2020 Annual Report	Page 8

•Adjusted net earnings for the quarter, normalized for non-cash or unusual items such as unrealized gain or loss on mark-to-market adjustment of foreign currency derivatives and marketable securities, share-based payments, impairment of non-current assets and deferred income taxes for the quarter ended December 31, 2020, was $24.2 million (Adjusted EPS of $0.11) compared to adjusted net earnings of $0.3 million (Adjusted EPS of $0.00) in the fourth quarter of 2019.
•Cash flow generated by operations before movements in working capital and income taxes in the quarter was $48.2 million ($0.22 per share) compared to $32.9 million ($0.16 per share) in the fourth quarter of 2019.
•Cash and cash equivalents at December 31, 2020 increased to record levels of $238.6 million and working capital was $254.4 million.

First Majestic Silver Corp. 2020 Annual Report	Page 9

2021 PRODUCTION OUTLOOK AND COST GUIDANCE UPDATE

This section provides management’s production outlook and cost guidance for 2021. These are forward-looking estimates and are subject to the cautionary note regarding the risks associated with relying on forward-looking statements at the end of this MD&A. Actual results may vary based on production and other external factors.

The Company expects 2021 production from its three operating mines to range between 12.5 to 13.9 million ounces of silver and 100,000 to 112,000 ounces of gold for total production (with gold credits converted to silver ounces) of between 20.6 to 22.9 million silver equivalent ounces. Based on the midpoint of the guidance range the Company expects a 14% increase in silver production and a 7% increase in total production when compared to 2020. The expected increases are primarily due to higher throughputs and silver grades at San Dimas and having a full year of production following Mexico’s two month national shutdown in 2020, offset by a lower silver to gold ratio which impacts the calculation of conversion to silver equivalent ounces.

A mine-by-mine breakdown of the 2021 production guidance is included in the table below. Effective 2021, the Company is adjusting its cost guidance and future reporting to reflect cash costs and all-in sustaining cost per ounce (“AISC”) on a per silver equivalent payable ounce basis compared to previous disclosure of only silver payable ounces. For 2021, the Company is using an 80:1 silver to gold ratio compared to a 100:1 silver to gold ratio in its revised 2020 guidance. Metal price and foreign currency assumptions for calculating equivalents are: silver $22.50/oz, gold $1,800/oz, USD:MXN 20:1.

Guidance for 2021

Mine	Silver Oz (M)	Gold Oz (K)	Silver Eqv Oz (M)	Cash Costs per AgEq Oz ($)	AISC per AgEq Oz ($)*
San Dimas	7.1 – 8.0	72 – 80	12.9 – 14.4	7.94 – 8.43	11.36 – 12.23
Santa Elena	2.0 – 2.2	29 – 32	4.3 – 4.8	12.93 – 13.71	16.49 – 17.68
La Encantada	3.4 – 3.7	–	3.4 – 3.7	11.20 – 11.89	13.72 – 14.70
Consolidated	12.5 – 13.9	100 – 112	20.6 – 22.9	$9.52 – $10.10	$14.81 – $15.99
*Certain amounts shown may not add exactly to the total amount due to rounding differences.
*Cash Cost and AISC is a non-GAAP measure. Consolidated AISC includes Corporate General & Administrative cost estimates and non-cash costs of $1.74 to $1.94 per payable silver equivalent ounce. The Company calculates consolidated AISC in the manner set out in the table below.

The Company is projecting its 2021 AISC to be within a range of $14.81 to $15.99 on a per consolidated payable silver equivalent ounce basis. Excluding non-cash items, the Company anticipates its 2021 AISC to be within a range of $14.17 to $15.29 per payable silver equivalent ounce. An itemized AISC cost table is provided below:

All-In Sustaining Cost Calculations (1)	FY 2021 ($/AgEq oz)
Total Cash Costs per Payable Silver Equivalent Ounce (2)	9.52 – 10.10
General and Administrative Costs	1.10 – 1.23
Sustaining Development Costs	1.37 – 1.53
Sustaining Property, Plant and Equipment Costs	1.04 – 1.16
Sustaining Exploration Costs	0.02 – 0.03
Workers Participation Costs	0.74 – 0.82
Lease Payments	0.37 – 0.42
Share-based Payments (non-cash)	0.52 – 0.58
Accretion of Reclamation Costs (non-cash)	0.12 – 0.13
All-In Sustaining Costs:	$14.81 – $15.99
All-In Sustaining Costs: (excluding non-cash items)	$14.17 – $15.29
1.AISC is a non-GAAP measure and is calculated based on the Company’s consolidated operating performance. Other mining companies may calculate AISC differently as a result of differences in underlying accounting principles, the definition of “sustaining costs” and the distinction between sustaining and expansionary capital costs.
2.Total cash cost per payable silver equivalent ounce includes estimated royalties and 0.5% mining environmental fee of $0.11 per payable silver equivalent ounce.

First Majestic Silver Corp. 2020 Annual Report	Page 10

Ermitaño Development and Construction Remain Key Focus in 2021

Since its initial discovery in 2016, the high-grade Ermitaño project has been a priority exploration project for the Company. Located four kilometres east of the existing Santa Elena mill facility, the project has the potential to add significant mine life to the Santa Elena operation.

Since 2016, the Company has completed approximately 72,270 metres of diamond drilling on the property. The Company is planning to release a Preliminary Economic Assessment (“PEA”) and updated Resource statement for Ermitaño, with an effective cut-off date of December 31, 2020, by the end of the first quarter of 2021. Furthermore, the Company is currently conducting hydrogeological and geotechnical drilling and testing which will be used as key study work for a planned Pre-Feasibility Study (“PFS”) on the project. The PFS is expected to be released in the second half of 2021 and will define initial Reserves, production rates, costs and estimated life of mine for the Ermitaño project.

In 2021, the Company has budgeted a total of $42.1 million to be invested at Ermitaño to prepare for initial limited mine ore production in the second half of 2021 followed by production ramp up in early 2022. Procurement for the underground mobile mining fleet is expected to occur in the first half of 2021. The Company expects to begin initial test block mining at Ermitaño by mid-2021 to assess the geotechnical conditions, subject to delineation drilling results, and extract approximately 30,000 to 60,000 tonnes of ore material to be used for industrial metallurgical testing purposes. In addition, blending and batching test work is expected to be completed by mid-year to determine the ideal processing procedure to apply at the Santa Elena processing plant.

Investing for Future Growth

In 2021, the Company plans to invest a total of $168.4 million on capital expenditures consisting of $55.7 million for sustaining investments and $112.7 million for expansionary projects (including $42.1 million on the Ermitaño project). This represents a 35% increase compared to the Company's 2020 capital expenditures (a 15% increase excluding the Ermitaño project) and is aligned with the Company’s future growth strategy of investments in fine grinding technology, processing plant modernizations, mine development and to prepare the Ermitaño project for production in early 2022.

The 2021 annual budget includes: total capital investments of $75.9 million to be spent on underground development; $49.8 million towards property, plant and equipment; $27.6 million in exploration; and $15.1 million towards corporate innovation projects. Management may revise the guidance and budget during the year to reflect actual and anticipated changes in metal prices or to the business.

The Company plans to increase underground development in 2021 to approximately 47,000 metres compared to 38,504 metres completed in 2020. The 2021 development program consists of approximately 27,800 metres at San Dimas; 8,800 metres at Santa Elena; 4,600 metres at La Encantada; and 5,800 metres at the Ermitaño project near Santa Elena. This year-over-year increase is primarily due to the return to normal operating levels following the two-month national shutdown in the second quarter of 2020 and increased ore development within existing mines. In addition, higher development rates are planned at the Ermitaño project in order to prepare the mine for initial production in early 2022.

The Company also plans to increase exploration drilling in 2021 to approximately 184,150 metres compared to 156,244 metres completed in 2020. The 2021 drilling program will consist of approximately 104,000 metres at San Dimas with infill and step out holes focusing on near mine and brownfield targets in the West, Central, and Tayoltita blocks; 37,600 metres at Santa Elena with near mine, brownfield and greenfield holes continuing to test the Main, America and Alejandra veins and new targets north and south of the mine area; 14,550 metres at La Encantada with infill and step out holes testing the potential of several near mine and brownfield targets; 13,900 metres at the Ermitaño project intended to increase resource confidence and add new mineral resources; and 7,600 metres at Del Toro and 6,500 metres at La Parrilla intended to test new brownfield and greenfield targets identified through generative exploration in 2020.

Mr. Ramon Mendoza Reyes, Vice President of Technical Services for First Majestic, is a "Qualified Person" as such term is defined under National Instrument 43-101 and has reviewed and approved the technical information disclosed in this MD&A.

First Majestic Silver Corp. 2020 Annual Report	Page 11

OVERVIEW OF OPERATING RESULTS

Selected Production Results for the Past Eight Quarters

	2020				2019
PRODUCTION HIGHLIGHTS	Q4	Q3	Q2(4)	Q1	Q4(3)	Q3(1)(2)	Q2	Q1
Ore processed/tonnes milled
San Dimas	208,648	189,918	114,390	200,109	182,265	173,679	172,368	163,264
Santa Elena	168,276	204,577	89,590	177,834	196,640	229,094	229,761	219,941
La Encantada	248,408	261,425	129,579	221,200	221,049	191,926	207,421	269,611
San Martin	—	—	—	—	—	—	39,213	62,148
La Parrilla	—	—	—	—	—	33,439	61,544	72,551
Del Toro	—	—	—	—	26,528	27,829	26,587	25,138
Consolidated	625,332	655,920	333,559	599,142	626,482	655,967	736,896	812,654
Silver equivalent ounces produced
San Dimas	3,477,061	3,125,662	2,395,633	3,672,169	3,516,117	3,502,102	3,641,139	3,172,270
Santa Elena	901,630	1,091,026	595,651	1,593,400	1,592,397	1,859,170	1,461,345	1,403,364
La Encantada	1,098,800	984,397	514,092	929,487	991,856	891,205	492,957	723,699
San Martin	—	—	—	—	—	—	271,450	421,091
La Parrilla	—	—	—	—	—	258,683	420,712	441,095
Del Toro	—	—	—	—	133,042	125,557	122,879	112,158
Consolidated	5,477,492	5,201,085	3,505,376	6,195,057	6,233,412	6,636,716	6,410,483	6,273,677
Silver ounces produced
San Dimas	1,941,286	1,678,075	1,102,931	1,677,376	1,658,721	1,639,481	1,603,016	1,404,454
Santa Elena	418,153	502,375	222,100	550,133	619,321	632,216	596,872	587,195
La Encantada	1,093,521	978,416	509,544	924,472	987,630	885,627	489,194	720,959
San Martin	—	—	—	—	—	—	224,056	331,539
La Parrilla	—	—	—	—	—	135,420	202,698	219,485
Del Toro	—	—	—	—	82,752	74,997	77,729	67,757
Consolidated	3,452,959	3,158,866	1,834,575	3,151,980	3,348,424	3,367,740	3,193,566	3,331,388
Cash cost per payable silver ounce
San Dimas	$3.23	($1.50)	$3.77	$3.08	$0.74	$2.28	$1.64	$0.93
Santa Elena	$11.69	$0.85	$15.10	$2.12	($1.40)	($7.24)	$4.28	$2.81
La Encantada	$10.39	$10.14	$9.38	$10.77	$10.12	$10.72	$16.57	$12.60
San Martin	$—	$—	$—	$—	$—	$—	$16.52	$11.35
La Parrilla	$—	$—	$—	$—	$—	$16.27	$14.13	$16.58
Del Toro	$—	$—	$—	$—	$28.62	$29.83	$27.29	$27.20
Consolidated	$6.53	$2.49	$6.73	$5.16	$3.73	$3.83	$6.84	$6.34
All-in sustaining cost per payable silver ounce
San Dimas	$10.09	$4.09	$13.04	$9.02	$7.41	$7.30	$8.49	$5.65
Santa Elena	$23.02	$6.37	$24.71	$6.03	$3.66	($5.17)	$7.73	$6.37
La Encantada	$12.37	$12.11	$11.60	$13.31	$12.67	$12.67	$18.87	$13.72
San Martin	$—	$—	$—	$—	$—	$—	$21.15	$15.67
La Parrilla	$—	$—	$—	$—	$—	$28.81	$21.61	$25.62
Del Toro	$—	$—	$—	$—	$38.84	$39.77	$36.33	$35.89
Consolidated	$15.92	$9.94	$18.57	$12.99	$12.25	$10.76	$14.76	$12.91
Production cost per tonne
San Dimas	$135.13	$120.60	$129.67	$126.33	$127.19	$135.71	$142.42	$122.17
Santa Elena	$86.32	$71.44	$74.50	$81.04	$68.77	$57.78	$58.88	$56.53
La Encantada	$43.72	$36.04	$36.80	$43.82	$43.92	$47.86	$38.29	$32.71
San Martin	$—	$—	$—	$—	$—	$—	$109.51	$80.39
La Parrilla	$—	$—	$—	$—	$—	$89.40	$75.96	$76.78
Del Toro	$—	$—	$—	$—	$106.99	$98.98	$91.89	$95.06
Consolidated	$85.68	$71.56	$78.78	$82.41	$78.62	$78.87	$77.93	$66.65
1) La Parrilla was placed on temporary suspension effective September 2, 2019.
2) San Martin was placed on temporary suspension effective July 1, 2019 due to a growing insecurity in the area and safety concerns for our workforce. The re-opening date is contingent on security conditions in the region and cannot be determined at this time.
3) Del Toro's mining and milling operations were placed on temporary suspension effective January 1, 2020 to improve overall operating cash flows while focusing on an expanded drill program in the area.
4) In response to the COVID-19 pandemic, the Mexican Ministry of Health issued a decree requiring non-essential businesses, including mining, to temporarily suspend activities until May 23, 2020. As a result, production and costs were adversely affected during the quarter.

First Majestic Silver Corp. 2020 Annual Report	Page 12

Operating Results – Consolidated Operations

CONSOLIDATED	2020-Q4	2020-Q3	2020-Q2	2020-Q1	2020-YTD	2019-YTD	Change Q4 vs Q3	Change '20 vs '19

Ore processed/tonnes milled	625,332	655,920	333,559	599,142	2,213,954	2,831,999	(5%)	(22%)
Average silver grade (g/t)	194	170	193	185	184	169	14%	9%
Average gold grade (g/t)	1.37	1.27	1.52	1.74	1.46	1.54	7%	(5%)
Silver recovery (%)	89%	88%	89%	89%	88%	86%	1%	2%
Gold recovery (%)	96%	96%	96%	96%	96%	96%	0%	0%

Production
Silver ounces produced	3,452,959	3,158,866	1,834,575	3,151,980	11,598,380	13,241,118	9%	(12%)
Gold ounces produced	26,343	25,771	15,764	32,202	100,081	134,580	2%	(26%)
Pounds of lead produced	—	—	—	—	—	7,935,566	0%	(100%)
Pounds of zinc produced	—	—	—	—	—	3,691,100	0%	(100%)
Silver Equivalent Ounces Produced	5,477,492	5,201,085	3,505,376	6,195,057	20,379,010	25,554,288	5%	(20%)

Cost
Cash cost per payable silver ounce	$6.53	$2.49	$6.73	$5.16	$5.09	$5.16	162%	(1%)
All-In sustaining costs per ounce	$15.92	$9.94	$18.57	$12.99	$13.92	$12.64	60%	10%
Total production cost per tonne	$85.68	$71.56	$78.78	$82.41	$79.59	$75.05	20%	6%

Underground development (m)	12,004	9,575	4,666	10,888	38,504	54,517	25%	(29%)
Diamond drilling (m)	57,147	46,516	10,250	40,458	156,244	204,371	23%	(24%)

The Impact of COVID-19 on Business and Operations

In compliance with the decree issued by the Mexican Ministry of Health on March 31, 2020, the Company temporarily suspended operations at its three operating mines during most of April and May ("COVID-19 Suspensions"). Operations resumed following the Mexican Government's decision to allow the restart of mining activities on May 23, 2020 contingent on the government approving sanitary control plans for each operations.

In order to accommodate COVID-19 related protocols, all mines have been operating with reduced workforce levels. Worker availability continues to be a challenge but is currently being mitigated by increasing the use of temporary workers and contractors to replace vulnerable workers.

The Company continues to support its vulnerable workers with paid leave including base pay and medical services as needed. "Vulnerable employees" as defined by the Mexican Ministry of Health consists of any of the following list of conditions including: anyone 60 years of age or older and workers with pre-existing conditions or compromised immune systems. Vulnerable workers currently account for approximately 9% of the Company's workforce at its three operating mines. The Company is also supporting local communities by sponsoring health professionals, medical equipment, personal protective equipment, medicine and health supplements.

During the fourth quarter, the Company constructed and advanced Polymerase Chain Reaction ("PCR") laboratory test facility in the city of Durango and partnered with a test labs at Hermosillo, Sonora to speed up COVID-19 testing capabilities at its mine sites. Preventative control measures to protect the safety and health of our employees, contractors and communities in which we operate, including social distancing, remote working, cancellation of any non-essential visits to the mines, comprehensive sanitation measures for the workplace and company transportation, as well as pre-screening for virus symptoms remain in effect.

Production
During the year, the Company produced 20.4 million silver equivalent ounces, consisting of 11.6 million ounces of silver and 100,081 ounces of gold. Silver production achieved the top-end of the Company’s revised guidance range of 11.0 to 11.7 million ounces. Strong silver production from La Encantada and San Dimas in the second half of 2020 helped to offset some of the production losses during the Mexican national COVID-19 shutdowns in the second quarter of 2020. Gold production was slightly below the Company’s guidance range of 106,000 to 112,000 ounces, primarily due to lower production rates at Santa Elena and lower gold grades at San Dimas in the second half of 2020.

First Majestic Silver Corp. 2020 Annual Report	Page 13

Consolidated silver recoveries achieved a record of 88% during the year, the highest in the Company’s 18-year history due primarily to the continued success with fine grinding technologies and mill modifications.

In the fourth quarter, total production was 5.5 million silver equivalent ounces, consisting of 3.5 million ounces of silver and 26,343 ounces of gold. Quarterly silver and gold production increased 9% and 2%, respectively, compared to the prior quarter.

Despite COVID-19 related challenges, San Dimas and La Encantada both achieved significant milestones during the fourth quarter:
•San Dimas achieved its highest quarterly silver production since the mine was acquired by First Majestic and produced 1.9 million ounces of silver and 19,980 ounces of gold, representing an increase of 16% and 9%, respectively, from the prior quarter; and
•La Encantada reached its highest quarterly production since the second quarter of 2013 and produced 1.1 million silver ounces, representing a 12% increase from the prior quarter.

Consolidated silver grades in the quarter averaged 194 g/t compared to 170 g/t in the previous quarter and consolidated gold grades averaged 1.37 g/t compared to 1.27 g/t in the prior quarter. Consolidated silver and gold recoveries averaged 89% and 96%, respectively, consistent with the previous quarter. La Encantada continues to achieve higher recoveries as a result of improved blending procedures of stockpiles and processing ore with low manganese content.

Cash Cost and All-In Sustaining Cost per Ounce
Cash cost per payable silver ounce in the year was $5.09, a slight decrease compared to the previous year. The decrease in cash cost was primarily due to cost savings from suspension of higher cost mines in 2019 and a 12% weaker Mexican Peso, partially offset by lower by-product credits and decrease in production attributed to the COVID-19 Suspensions in the second quarter, as well as higher mining contractor costs and COVID-19 related costs.

AISC per payable silver ounce in 2020 was $13.92, compared to $12.64 in the previous year. The increase in AISC per ounce was primarily attributed to an increase in fixed overhead costs, such as general and administration expenses and annual workers participation benefits, being divided by 12% less silver ounces produced due to the required COVID-19 Suspensions.

Cash cost per payable silver ounce for the quarter was $6.53 per payable silver ounce, compared to $2.49 per ounce in the previous quarter. The increase in cash cost was primarily due to higher gold by-product credits realized in the third quarter attributed to inventory that rolled over from the second quarter, which contributed an additional $7.4 million or $2.34 per ounce in by-product credits in the previous quarter, a 6% stronger Mexican Peso against the U.S. Dollar compared to the previous quarter, as well as higher COVID-19 related expenses.

AISC per payable silver ounce in the fourth quarter was $15.92 per ounce compared to $9.94 per ounce in the previous quarter. The increase in AISC per payable silver ounce was primarily attributed to increase in cash cost per ounce, higher sustaining development and capital expenditure activities as the mines restarted major capital projects after the COVID-19 Suspensions.

Development and Exploration
In 2020, the Company completed 38,504 metres of underground development and 156,244 metres of diamond drilling, a decrease of 29% and 24%, respectively, compared to the previous year. At the end of the year, 25 exploration drill rigs were active across the Company’s mines and projects consisting of 12 at San Dimas, seven at Santa Elena, four at La Encantada and two at La Parrilla.

The 2020 exploration program primarily included completion of 87,659 metres in 259 drill holes at San Dimas, 16,323 metres in 74 holes at Santa Elena, 16,250 metres in 48 holes at Ermitaño and 18,611 metres in 61 holes at La Encantada. In addition, the Company completed 18,971 metres of regional drilling in 50 holes, including 6,560 metres of greenfield drilling in 21 holes at Santa Elena’s Los Hernandez project and 10,224 metres of brownfield drilling in 19 holes at La Parrilla.

First Majestic Silver Corp. 2020 Annual Report	Page 14

The 2021 drilling program is planned to consist of 192,900 metres including approximately 84,750 metres at San Dimas intended to add new mineral resources with a focus on the West, Central, and Tayoltita blocks; 30,500 metres at Santa Elena to continue exploring the Main, Alejandra Bajo and America veins, and to test greenfield targets around Los Hernandez; 15,000 metres at the Ermitaño project intended to increase resource confidence and add new mineral resources; 21,200 metres at La Encantada with an emphasis on exploring the mineral potential of several brownfield targets; and 22,450 metres at Del Toro and 19,000 metres at La Parrilla intended to test near mine, brownfield, and greenfield targets.

First Majestic Silver Corp. 2020 Annual Report	Page 15

San Dimas Silver/Gold Mine, Durango, México

The San Dimas Silver/Gold Mine is located approximately 130 km northwest of Durango, Durango State, Mexico and consists of 71,868 hectares of mining claims located in the states of Durango and Sinaloa, Mexico. San Dimas is one of the country’s most prominent silver mines and the largest producing underground mine in the state of Durango with over 250 years of operating history. The San Dimas operating plan involves processing ore from several underground mining areas with a 2,500 tpd capacity milling operation which produces silver/gold doré bars. The mine is accessible via a 40-minute flight from the Durango International Airport to the private airstrip in the town of Tayoltita. The Company owns 100% of the San Dimas mine.

San Dimas	2020-Q4	2020-Q3	2020-Q2	2020-Q1	2020-YTD	2019-YTD	Change Q4 vs Q3	Change '20 vs '19

Total ore processed/tonnes milled	208,648	189,918	114,390	200,109	713,064	691,576	10%	3%
Average silver grade (g/t)	309	290	318	280	297	305	7%	(3%)
Average gold grade (g/t)	3.10	3.11	3.38	3.44	3.24	4.08	0%	(21%)
Silver recovery (%)	94%	95%	94%	93%	94%	93%	(1%)	1%
Gold recovery (%)	96%	96%	97%	96%	96%	96%	0%	0%

Production
Silver ounces produced	1,941,286	1,678,075	1,102,931	1,677,376	6,399,667	6,305,672	16%	1%
Gold ounces produced	19,980	18,268	12,042	21,308	71,598	87,424	9%	(18%)
Silver equivalent ounces produced	3,477,061	3,125,662	2,395,633	3,672,169	12,670,526	13,831,627	11%	(8%)

Cost
Cash cost per ounce	$3.23	($1.50)	$3.77	$3.08	$2.04	$1.41	NM	45%
All-In sustaining costs per ounce	$10.09	$4.09	$13.04	$9.02	$8.75	$7.26	147%	21%
Total production cost per tonne	$135.13	$120.60	$129.67	$126.33	$127.91	$131.90	12%	(3%)

Underground development (m)	8,454	7,111	3,488	7,100	26,154	24,021	19%	9%
Diamond drilling (m)	26,537	30,004	9,031	22,087	87,659	76,467	(12)%	15%
NM - Not meaningful

2020 vs. 2019

In 2020, San Dimas produced 6,399,667 ounces of silver and 71,598 ounces of gold for a total production of 12,670,526 equivalent silver ounces, an 8% decrease compared to 13,831,627 silver equivalent ounces in 2019. The mill processed a total of 713,064 tonnes compared to 691,576 tonnes in the previous year. Strong silver production from San Dimas in the second half of 2020 helped to offset some of the production losses resulting from the national COVID-19 shutdowns which occurred in the second quarter of 2020.

During 2020, silver and gold grades averaged 297 g/t and 3.24 g/t, respectively, compared to 305 g/t and 4.08 g/t in the previous year. Silver and gold recoveries averaged 94% and 96%, respectively, which were consistent with 2019.

During the year, cash cost per payable silver ounce averaged $2.04 compared to $1.41 per ounce in 2019. AISC averaged $8.75 per ounce in 2020 compared to $7.26 per ounce in 2019. The increase was primarily attributed to higher union costs, mining contractor costs to replace vulnerable workers, COVID-19 related medical and supplies expenditures, as well as lower by-product credits due to the reduction in gold produced, partially offset by a 12% weaker Mexican Peso against the U.S. Dollar compared to the previous year.

The San Dimas mine is subject to a gold and silver streaming agreement with Wheaton Precious Metals Corp. ("Wheaton" or "WPM") which entitles Wheaton to receive 25% of the gold equivalent production (based on a fixed exchange ratio of 70 silver ounces to 1 gold ounce) at San Dimas in exchange for ongoing payments equal to the lesser of $600 (subject to a 1% annual inflation adjustment commencing in May 2019) and the prevailing market price, for each gold ounce delivered. Should the average gold to silver ratio over a six month period exceed 90:1 or fall below 50:1, the fixed exchange ratio would be increased to 90:1 or decreased to 50:1, respectively. The fixed gold to silver exchange ratio was revised to 90:1 on April 1, 2020 and reverted to 70:1 on October 14, 2020 after the average gold to silver price ratio over a six month period fell back below 90:1. During the year ended December 31, 2020, the Company delivered 38,604 ounces (2019 - 44,667 ounces) of gold to WPM at $610 (2019 - $604) per ounce.

First Majestic Silver Corp. 2020 Annual Report	Page 16

During the year, a total of 26,154 metres of underground development and 87,659 metres of diamond drilling were completed compared to 24,021 metres and 76,467 metres, respectively, in the prior year.

2020Q4 vs. 2020Q3

During the fourth quarter, San Dimas produced a total of 3,477,061 silver equivalent ounces compared to 3,125,662 silver equivalent ounces in the prior quarter. The mine recorded its highest quarterly silver production under First Majestic’s ownership which produced 1,941,286 ounces of silver and 19,980 ounces of gold representing an increase of 16% and 9%, respectively compared to the prior quarter.

The mill processed a total of 208,648 tonnes with average silver and gold grades of 309 g/t and 3.10 g/t, respectively, compared to 189,918 tonnes milled with average silver and gold grades of 290 g/t and 3.11 g/t in the previous quarter. The Central Block and Sinaloa Graben areas contributed approximately 72% and 24%, respectively, of the total production during the quarter.

Silver and gold recoveries averaged 94% and 96%, respectively, during the quarter which were consistent with the prior quarter.

In the fourth quarter, cash cost per ounce was $3.23 per ounce compared to negative $1.50 per ounce in the prior quarter. The increase in cash cost was primarily due to higher gold by-product credits realized in the third quarter attributed to the sale of withheld metal inventory from the second quarter, an increase in mining contractor costs and productivity bonus as a result of increase in throughput during the quarter.

AISC for the quarter was $10.09 per ounce compared to $4.09 per ounce in the prior quarter. The increase in AISC was primarily due to the increase in cash cost per ounce, as well as accelerated mine development investments during the quarter.

A total of 8,454 metres of underground development in the fourth quarter, compared to 7,111 metres in the prior quarter. Rehabilitation efforts on six kilometres of underground rail-car tracks inside the Tayoltita mine was mostly completed during the quarter. Initial production from the Tayoltita mine began in June and is expected to ramp-up to more than 200 tpd in 2021.

During the fourth quarter, three surface drills and nine underground drills completed 26,537 metres compared to 30,004 metres in the prior quarter. Drilling in the fourth quarter was focused in the Central, Sinaloa and Tayoltita Blocks and one regional project.

The Company is expecting to release an updated NI 43-101 Technical Report on San Dimas by the end of the first quarter of 2021.

First Majestic Silver Corp. 2020 Annual Report	Page 17

Santa Elena Silver/Gold Mine, Sonora, México

The Santa Elena Silver/Gold Mine is located approximately 150 kilometres northeast of the city of Hermosillo, Sonora, Mexico and owns mining concessions totaling over 102,244 hectares. The operating plan for Santa Elena involves the processing of ore in a 3,000 tpd cyanidation circuit from a combination of underground reserves and spent ore from the previous heap leach pad. The Company owns 100% of the Santa Elena mine.

SANTA ELENA	2020-Q4	2020-Q3	2020-Q2	2020-Q1	2020-YTD	2019-YTD	Change Q4 vs Q3	Change '20 vs '19

Total ore processed/tonnes milled	168,276	204,577	89,590	177,834	640,276	875,435	(18%)	(27%)
Underground tonnes
Tonnes milled	105,591	133,108	58,223	125,529	422,451	542,085	(21%)	(22%)
Average silver grade (g/t)	113	109	109	130	116	131	4%	(11%)
Average gold grade (g/t)	1.58	1.49	1.70	2.48	1.84	2.31	6%	(20%)
Heap leach tonnes
Tonnes milled	62,685	71,469	31,366	52,305	217,826	333,351	(12%)	(35%)
Average silver grade (g/t)	33	34	32	36	34	37	(3%)	(8%)
Average gold grade (g/t)	0.61	0.61	0.62	0.73	0.64	0.66	0%	(3%)
Silver recovery (%)	93%	93%	92%	94%	93%	91%	0%	2%
Gold recovery (%)	96%	95%	95%	96%	96%	95%	1%	1%

Production
Silver ounces produced	418,153	502,375	222,100	550,133	1,692,761	2,435,604	(17%)	(30%)
Gold ounces produced	6,294	7,428	3,677	10,842	28,242	45,119	(15%)	(37%)
Silver equivalent ounces produced	901,630	1,091,026	595,651	1,593,400	4,181,708	6,316,277	(17%)	(34%)

Cost
Cash cost per ounce	$11.69	$0.85	$15.10	$2.12	$5.81	($0.51)	NM	NM
All-In sustaining costs per ounce	$23.02	$6.37	$24.71	$6.03	$12.78	$3.02	NM	NM
Total production cost per tonne	$86.32	$71.44	$74.50	$81.04	$78.44	$60.23	21%	30%

Underground development (m)	2,663	1,273	606	1,940	7,851	8,241	109%	(5%)
Diamond drilling (m)	16,994	10,308	802	9,474	39,451	56,141	65%	(30%)
NM - Not meaningful

2020 vs. 2019

In 2020, Santa Elena produced 1,692,761 ounces of silver and 28,242 ounces of gold for a total production of 4,181,708 silver equivalent ounces, a 34% decrease compared to 6,316,277 silver equivalent ounces in 2019. The mill processed a total of 640,276 tonnes compared to 875,435 tonnes in the previous year. Production was affected primarily due to the national COVID-19 shutdowns which occurred in the second quarter of 2020, as well as lost productivity attributed to operating under limited workforce levels throughout most of the second half of the year.

Silver and gold grades from underground ore averaged 116 g/t and 1.84 g/t, respectively, compared to 131 g/t and 2.31 g/t in the previous year. Silver recoveries improved from 91% in 2019 to 93% this year while gold recoveries remained consistent at 96%. The increase in recoveries was primarily attributed to a full year of milling from the HIG mill that was successfully put into operation in the third quarter of 2019.

During the year, cash cost per silver equivalent ounce averaged $5.81 compared to negative $0.51 per ounce in 2019 while AISC averaged $12.78 per silver equivalent ounce compared to $3.02 per ounce in the previous year. The increase was primarily attributed to 34% lower production, a decrease in by-product credits, higher mining contractor costs to replace vulnerable workers and increase in COVID-19 related expenditures such as camp site and medical supplies costs.

First Majestic Silver Corp. 2020 Annual Report	Page 18

The Santa Elena mine is subject to a gold streaming agreement with Sandstorm Gold Ltd. (“Sandstorm”), which requires the mine to sell 20% of its gold production from the leach pad and a designated area of its underground operations over the life of mine to Sandstorm. The selling price to Sandstorm is currently the lesser of $450 per ounce (subject to a 1% annual inflation increase every April) and the prevailing market price. During the year ended December 31, 2020, the Company delivered 5,697 ounces of gold to Sandstorm at an average price of $463 per ounce.

During the year, a total of 7,851 metres of underground development and 39,451 metres of diamond drilling were completed, including 2,292 metres of underground development at the Ermitaño project near Santa Elena in advance of production ramp up scheduled for early 2022.

2020Q4 vs. 2020Q3

During the fourth quarter, Santa Elena produced 901,630 silver equivalent ounces, consisting of 418,153 ounces of silver and 6,294 ounces of gold, representing a decrease of 17% and 15%, respectively compared to the prior quarter.

The mine processed a total of 168,276 tonnes during the quarter, consisting of 105,591 tonnes from the underground mine ore and 62,685 tonnes from the above ground heap leach pad, a decrease of 18% compared to 204,577 total tonnes in the prior quarter. The decrease in tonnes was primarily due to having limited contractor and equipment availability during the quarter. The Company expects mine and plant production to return to normal operating rates by the second quarter of 2021 following improvements in underground ore haulage and increased production at the Main, Alejandra Bajo and America veins.

During the quarter, silver and gold grades from underground ore averaged 113 g/t and 1.58 g/t, respectively, compared to 109 g/t and 1.49 g/t, respectively in the prior quarter. Above ground heap leach pad averaged 33 g/t and 0.61 g/t respectively during the quarter and where consistent comparing to the prior quarter.

Silver and gold recoveries averaged 93% and 96%, respectively, during the quarter. The Company continues to advance the SAG mill circuit conversion at Santa Elena and anticipates the mill modifications to be commissioned in the third quarter of 2021. Lower operating costs are expected to be achieved once the mill is fully upgraded due to having lower power requirements compared to a standard ball mill as well as a reduction in reagent and grinding media consumption.

Cash cost in the fourth quarter was $11.69 per ounce compared to $0.85 per ounce in the previous quarter. The increase in cash cost was primarily attributed to higher gold by-product credits realized in the third quarter attributed to the sale of withheld metal inventory from the second quarter, which contributed an additional $3.2 million or $6.28 per ounce in by-product credits during the third quarter, an increase in COVID-19 related expenditures such as camp site and medical supplies costs as well as the decrease in production.

AISC for the quarter was $23.02 per ounce compared to $6.37 per ounce in the prior quarter. The increase is primarily attributed to $10.84 per ounce increase in cash cost and a 67% increase in mine development metres, divided over a 17% decrease in silver ounces produced.

The LNG generators were successfully installed at Santa Elena’s new LNG power facility during the quarter and the project was approximately 90% complete at year end. Electromechanical activities such as the installation of the natural gas pipelines, cooling system, instrumentation and controls, plant safety infrastructure and connection of the main electric cables continued throughout the quarter. Dry-testing and commissioning activities have commenced and the power generation plant is expected to be fully operational in the second quarter of 2021 after completing the commissioning and ramp-up period. The LNG power facility is expected to significantly reduce energy costs and carbon emissions going forward.

In the fourth quarter, a total of 2,663 metres of development at Santa Elena compared to 1,273 metres in the previous quarter.

At the Ermitaño project near Santa Elena, the Company completed approximately 923 metres of underground development during the quarter. The underground ventilation circuit, which ties together the West and East ramps, was completed at the end of November. On surface, the construction of the transmission power line and housing for the temporary diesel generators were completed. The land use permit (ETJ) was also received in January 2021 thus completing full permitting of the Ermitaño project.

First Majestic Silver Corp. 2020 Annual Report	Page 19

During the fourth quarter, five surface drills and three underground drills completed 7,791 metres compared to 7,269 metres in the previous quarter. Drilling in the quarter was directed towards near mine and greenfield targets. In addition, the Company completed 9,203 metres of exploration drilling at the Ermitaño project during the quarter.

The Company is expecting to release an updated NI 43-101 Technical Report on Santa Elena by the end of the first quarter of 2021.

First Majestic Silver Corp. 2020 Annual Report	Page 20

La Encantada Silver Mine, Coahuila, México

The La Encantada Silver Mine is an underground mine located in the northern México State of Coahuila, 708 kilometres northeast of Torreon. La Encantada has 4,076 hectares of mineral concessions and surface land ownership of 1,343 hectares. La Encantada also has a 4,000 tpd cyanidation plant, a camp with 180 houses as well as administrative offices, laboratory, general store, hospital, airstrip and all infrastructure required for such an operation. The mine is accessible via a two-hour flight from the Durango International Airport to the mine’s private airstrip, or via a mostly-paved road from the closest city, Muzquiz, Coahuila State, which is 225 kilometres away. The Company owns 100% of the La Encantada Silver Mine.

LA ENCANTADA	2020-Q4	2020-Q3	2020-Q2	2020-Q1	2020-YTD	2019-YTD	Change Q4 vs Q3	Change '20 vs '19

Ore processed/tonnes milled	248,408	261,425	129,579	221,200	860,613	890,008	(5%)	(3%)
Average silver grade (g/t)	172	152	158	165	162	146	13%	11%
Silver recovery (%)	80%	77%	78%	79%	78%	74%	4%	5%

Production
Silver ounces produced	1,093,521	978,416	509,544	924,472	3,505,953	3,083,410	12%	14%
Gold ounces produced	69	76	45	52	241	190	(9%)	27%
Silver equivalent ounces produced	1,098,800	984,397	514,092	929,487	3,526,776	3,099,717	12%	14%

Cost
Cash cost per ounce	$10.39	$10.14	$9.38	$10.77	$10.27	$11.89	2%	(14%)
All-In sustaining costs per ounce	$12.37	$12.11	$11.60	$13.31	$12.43	$13.90	2%	(11%)
Total production cost per tonne	$43.72	$36.04	$36.80	$43.82	$40.37	$40.06	21%	1%

Underground development (m)	888	1,191	572	1,024	3,674	5,444	(25%)	(33%)
Diamond drilling (m)	8,101	5,528	417	4,565	18,611	17,739	47%	5%

2020 vs. 2019

In 2020, La Encantada recorded its highest annual silver production since 2014. During the year, La Encantada produced 3,505,953 ounces of silver and 241 ounces of gold for a total of 3,526,776 silver equivalent ounces, an increase of 14% compared to 3,099,717 silver equivalent ounces in 2019. The increase was primarily due to an 11% increase in silver head grade and a 5% increase in silver recovery, partially offset by a 3% decrease in tonnes milled.

Silver recoveries averaged 78% during the year, compared to 74% in 2019, marking its highest annual recovery rate in the Company’s history as a result of improved blending procedures of stockpiles and processing ore with low manganese content.

Silver grades during the year averaged 162 g/t, an increase of 11% compared to 146 g/t in 2019. The improvement in the grade was driven by higher grades from San Javier and La Prieta.

During the year, cash cost per ounce averaged $10.27 compared to $11.89 per ounce in 2019, and AISC averaged $12.43 per ounce in 2020 compared to $13.90 per ounce in 2019. The decrease was primarily attributed to higher production, a 12% weaker Mexican Peso against the U.S. Dollar compared to the previous year, which was partially offset by higher COVID-19 related medical supplies costs.

A total of 3,674 metres of underground development and 18,611 metres of diamond drilling were completed in 2020 compared to 5,444 metres of underground development and 17,739 metres of diamond drilling in the prior year.

2020Q4 vs. 2020Q3

During the quarter, La Encantada produced 1,093,521 silver ounces, representing a 12% increase in production compared to the previous quarter and the highest silver quarterly production since the second quarter of 2013. Silver grades and recoveries during the quarter averaged 172 g/t and 80%, respectively, compared to 152 g/t and 77%, respectively, in the previous quarter.

First Majestic Silver Corp. 2020 Annual Report	Page 21

Strong production from the San Javier and La Prieta caving areas contributed approximately 81% of the total silver production during the quarter. Caving production benefited from higher than expected grades and tonnage during the quarter.

Cash cost and AISC for the quarter were $10.39 and $12.37 per ounce, respectively, consistent with $10.14 and $12.11 per ounce in the previous quarter.

The mill modernization project designed to improve processing efficiencies had some installation delays throughout 2020 due to the impacts caused by the COVID-19 pandemic. As a result, the project is expected to continue into 2021 with the installation of new scrubbers for the foundry, main gear replacement and new impellers for two thickener tanks, filter press upgrades and improvements to the electrical control room.

A total of 888 metres of underground development were completed in the fourth quarter compared to 1,191 metres in the prior quarter. During the quarter, ramp development continued to access the Milagros breccia to prepare the mine for initial sub-level caving production in 2021.

During the fourth quarter, one surface drill and three underground drills completed 8,101 metres of drilling compared to 5,528 metres in the previous quarter. Drilling in the quarter was directed towards near mine targets.

The Company is expecting to release an updated NI 43-101 Technical Report on La Encantada by the end of the first quarter of 2021.

First Majestic Silver Corp. 2020 Annual Report	Page 22

La Parrilla Silver Mine, Durango, México

The La Parrilla Silver Mine, located approximately 65 kilometres southeast of the city of Durango in Durango State, México, is a complex of producing underground operations consisting of the Rosarios, La Blanca and San Marcos mines which are inter-connected through underground workings, and the Vacas and Quebradillas mines which are connected via above-ground gravel roads. The total mining concessions consist of 69,478 hectares. The Company owns 60 hectares, and leases an additional 107 hectares of surface rights, for a total of 167 hectares of surface rights. La Parrilla includes a 2,000 tpd sequential processing plant consisting of a 1,000 tpd cyanidation circuit and a 1,000 tpd flotation circuit, an ISO certified central laboratory, metallurgical pilot plant, buildings, offices and associated infrastructure. The Company owns 100% of the La Parrilla Silver Mine.

Operations at the La Parrilla mine have been temporarily suspended since September 2019. The Company is currently using the La Parrilla mill and its ISO Certified Laboratory on site as a research and development facility while continuing the exploration in the district.

Del Toro Silver Mine, Zacatecas, México

The Del Toro Silver Mine is located 60 kilometres to the southeast of the Company’s La Parrilla mine and consists of 2,130 hectares of mining concessions and 219 hectares of surface rights. The Del Toro operation represents the consolidation of three historical silver mines, the Perseverancia, San Juan and Dolores mines, which are approximately one and three kilometres apart, respectively. Del Toro includes a 2,000 tpd flotation circuit and a 2,000 tpd cyanidation circuit. First Majestic owns 100% of the Del Toro Silver Mine.

Effective January 2020, the Company has temporarily suspended Del Toro's mining and milling operations in order to improve overall operating cash flows and profit margins while focusing on the exploration program in the area. The exploration program will include drilling to test near mine, brownfield and greenfield targets in an effort to develop new resources necessary to support a potential reopening in the future, subject to a sufficient improvement in mineral economics to justify a restart.

San Martin Silver Mine, Jalisco, México

The San Martin Silver Mine is an underground mine located near the town of San Martin de Bolaños in the Bolaños river valley, in the northern portion of the State of Jalisco, México. San Martin has 33 contiguous mining concessions in the San Martin de Bolaños mining district covering mineral rights for 12,795 hectares, plus an application to acquire a new mining concession covering 24,723 hectares. In addition, the mine owns 160 hectares of surface land where the processing plant, camp, office facilities, maintenance shops, and tailings dams are located, and an additional 640 hectares of surface rights. The 1,300 tpd mill and processing plant consists of crushing, grinding and conventional cyanidation by agitation in tanks and a Merrill-Crowe doré production system. The mine can be accessed via small plane, 150 kilometres from Durango, or 250 kilometres by paved road north of Guadalajara, Jalisco. The San Martin Silver Mine is 100% owned by the Company.

In July 2019, the Company temporarily suspended all mining and processing activities at the San Martin operation due to growing insecurity in the area and safety concerns for our workforce. The Company continues to work with government authorities to secure the area and is evaluating alternative operating plans. The re-opening date is contingent on economics and security conditions in the region and cannot be determined at this time.

La Guitarra Silver Mine, México State, México

The La Guitarra Silver Mine is located in the Temascaltepec Mining District in the State of México, México, approximately 130 kilometres southwest from México City. The La Guitarra mine covers 39,714 hectares of mining claims and has a 500 tpd flotation processing plant, buildings and related infrastructure. The Company owns 100% of the La Guitarra Silver Mine.

The La Guitarra milling and mining operations were placed under care and maintenance effective August 3, 2018 and the Company is currently reviewing strategic options including the potential sale of the operation. The Company will continue with remediation programs to prepare the operation for a potential reopening in the future, subject to sufficient improvement in the economic situation to justify a restart of the operation. Ongoing care and maintenance activities include pumping, de-watering of the underground mine and water treatment continue.

First Majestic Silver Corp. 2020 Annual Report	Page 23

Springpole Silver Stream, Ontario, Canada

On July 2, 2020, the Company completed an agreement with First Mining Gold Corp. (“First Mining”) to purchase 50% of the life of mine payable silver produced from the Springpole Gold Project ("Springpole Silver Stream"), a development stage mining project located in Ontario, Canada. Pursuant to the agreement, First Majestic agreed to pay First Mining consideration of $22.5 million in cash and shares, in three milestone payments, for the right to purchase silver at a price of 33% of the silver spot price per ounce, to a maximum of $7.50 per ounce (subject to annual inflation escalation of 2%, commencing at the start of the third anniversary of production). Commencing with its production of silver, First Mining must deliver 50% of the payable silver which it receives from the offtaker within five business days of the end of each quarter.

Transaction consideration paid and payable by First Majestic is summarized as follows:
•The first payment of $10.0 million, consisting of $2.5 million in cash and $7.5 million in First Majestic shares (805,698 common shares) was paid to First Mining on July 2, 2020;
•The second payment of $7.5 million, consisting of $3.75 million in cash and $3.75 million in First Majestic shares (287,300 common shares) was paid in on January 21, 2021 upon the completion and public announcement by First Mining of the results of a Pre-Feasibility Study for Springpole; and
•The third payment consisting of $2.5 million in cash and $2.5 million in First Majestic shares (based on 20 days volume weighted average price) will be paid upon receipt by First Mining of a Federal or Provincial Environmental Assessment approval for Springpole.

First Mining shall have the right to repurchase 50% of the silver stream for $22.5 million at any time prior to the commencement of production at Springpole leaving the Company with a reduced silver stream of 25% of life of mine payable silver production.

Springpole is one of Canada’s largest, undeveloped gold projects with permitting underway. In January 2021, First Mining announced positive results of its Pre-Feasibility Study (“PFS”) which supports a 30,000 tonnes-per-day open pit mining operation over an 11 year mine life. First Mining announced resources of 24.3 million ounces of silver in the Indicated category and 1.4 million ounces of silver in the Inferred category, plus 4.6 million ounces of gold in the Indicated category and 0.3 million ounces of gold in the Inferred category.

The Springpole Project also includes large land holdings of 41,913 hectares which are fully encompassed under the silver streaming agreement.

First Mining is a related party with two independent board members who are directors and/or officers of First Majestic.

First Majestic Silver Corp. 2020 Annual Report	Page 24

OVERVIEW OF FINANCIAL PERFORMANCE

For the quarters ended December 31, 2020 and 2019 (in thousands of dollars, except for per share amounts):

	Fourth Quarter	Fourth Quarter
	2020	2019	Variance %

Revenues	$117,075	$96,476	21%	(1)
Mine operating costs
Cost of sales	58,008	55,033	5%	(2)
Depletion, depreciation and amortization	15,399	17,502	(12)%	(3)
	73,407	72,535	1%

Mine operating earnings	43,668	23,941	82%

General and administrative expenses	7,205	7,644	(6)%
Share-based payments	2,227	1,907	17%
Mine holding costs	7,017	4,409	59%	(4)
Impairment of non-current assets	—	58,739	(100)%	(5)
Foreign exchange loss	(2,424)	(1,947)	24%
Operating earnings	29,643	(46,811)	NM
Fair value adjustment on foreign currency derivatives	3,880	—	100%	(6)
Investment and other (loss) income	(2,333)	1,475	NM	(7)
Finance costs	(3,717)	(3,940)	(6)%
Earnings (loss) before income taxes	27,473	(49,276)	NM
Current income tax expense	4,115	10,487	61%
Deferred income tax recovery	(11,187)	(19,817)	44%
Income tax recovery	(7,072)	(9,330)	24%	(8)
Net earnings (loss) for the period	$34,545	($39,946)	NM	(9)

Earnings (loss) per share (basic)	$0.16	($0.19)	NM	(9)
Earnings (loss) per share (diluted)	$0.15	($0.19)	NM	(9)

NM - Not meaningful

1.Revenues in the quarter increased 21% compared to the same quarter of the previous year primarily attributed to:
•a 43% increase in realized silver price per ounce sold, which averaged $24.88 during the quarter compared to $17.46 in the fourth quarter of 2019, resulting in a $32.5 million increase in revenues;
Partially offset by:
•a 13% decrease in payable equivalent silver ounces sold compared to the same quarter of the prior year, resulting in a $12.0 million decrease in revenues.
2.Cost of sales in the quarter increased 5% or $3.0 million compared to the same quarter of the previous year as a result of the following factors:
•a $4.0 million increase in labour costs, primarily due to the temporary use of mining contractors to replace vulnerable workers as well as an increase in workers participation benefits and productivity bonus due to negotiated bonus agreements with the San Dimas union;
Partially offset by:
•a $1.0 million decrease due to reclassification of San Martin's standby costs from cost of sales to mine holding cost effective January 1, 2020.

First Majestic Silver Corp. 2020 Annual Report	Page 25

3.Depletion, depreciation and amortization in the quarter decreased $2.1 million or 12% compared to the same quarter of the previous year, primarily attributed to planned suspension of operating activities at the Del Toro, La Parrilla and San Martin mines, as well as a decrease in depletion, depreciation and amortization at La Encantada due to impairment recognized in the previous year.
4.Mine holding costs increased by $2.6 million compared to the same quarter of 2019, primarily due to planned suspension of operating activities at the Del Toro mine on January 1, 2020 as well as the reclassification of San Martin's standby costs from cost of sales to mine holding costs effective January 1, 2020.

5.Impairment on non-current assets: In the fourth quarter of the prior year, the Company recorded an impairment charge of $58.7 million, or $52.4 million net of tax, in relation to the La Encantada mine.

6.Fair value adjustment on foreign currency derivatives of $3.9 million gain in the fourth quarter relates to mark-to-market adjustments on the Company's foreign currency derivatives, which have been fully settled as at December 31, 2020. The Company utilizes these foreign currency options and swaps to hedge cash flows relating to mining operations, exploration and evaluation activities and corporate expenses in Mexican Pesos.

7.Investment and other income for the quarter decreased $3.8 million compared to the same quarter of 2019 primarily due to a $2.4 million unrealized loss on investment in marketable securities in the current quarter compared to a $1.5 million unrealized gain in the prior year.

8.During the quarter, the Company recorded an income tax recovery of $7.1 million compared to $9.3 million in the fourth quarter of 2019. The decrease in income tax recovery was attributed primarily to a $6.3 million deferred tax recovery recognized in the previous year in relation to impairment on non-current assets, net of foreign exchange impact on the Company's Mexican Peso denominated future income tax liability balances.

9.As a result of the foregoing, net earnings for the quarter was $34.5 million (EPS of $0.16) compared to a net loss of $39.9 million (EPS of ($0.19)) in the same quarter of the prior year.

First Majestic Silver Corp. 2020 Annual Report	Page 26

For the years ended December 31, 2020, 2019 and 2018 (in thousands of dollars, except for per share amounts):

	Annual	Annual	Annual	Variance %
	2020	2019	2018	20 vs '19

Revenues	$363,876	$363,944	$300,929	0%	(1)
Mine operating costs
Cost of sales	194,305	232,146	219,162	(16)%	(2)
Cost of sales - standby costs	10,112	—	—	100%	(3)
Depletion, depreciation and amortization	54,405	65,584	93,667	(17)%	(4)
	258,822	297,730	312,829	(13)%

Mine operating earnings (loss)	105,054	66,214	(11,900)	59%

General and administrative	24,855	26,800	21,428	(7)%
Share-based payments	8,255	8,325	7,375	(1)%
Impairment of non-current assets	—	58,739	199,688	(100)%	(5)
Acquisition costs	—	—	4,893	0%
Mine holding costs	21,583	7,579	2,109	NM	(6)
Loss on divestiture of exploration projects	3,685	—	—	100%	(7)
Foreign exchange loss (gain)	6,319	(3,243)	1,874	NM
Operating earnings (loss)	40,357	(31,986)	(249,267)	NM
Fair value adjustment on foreign currency derivatives	(982)	—	—	100%
Investment and other income	5,127	8,109	(744)	(37)%	(8)
Finance costs	(14,773)	(15,147)	(13,036)	(2)%
Earnings (loss) before income taxes	29,729	(39,024)	(263,047)	NM
Current income tax expense	9,966	16,423	2,148	(39)%
Deferred income tax recovery	(3,324)	(14,973)	(61,031)	78%
Income tax expense (recovery)	6,642	1,450	(58,883)	NM	(9)
Net earnings (loss) for the year	$23,087	($40,474)	($204,164)	NM	(10)

Earnings (loss) per share (basic and diluted)	$0.11	($0.20)	($1.11)	NM	(10)

NM - Not meaningful

1.Revenues in the year ended December 31, 2020 was consistent with the previous year, primarily due to the following offsetting factors:
•a 29% increase in realized silver price per ounce sold, which averaged $21.15 during the year compared to $16.40 in the prior year, resulting in a $71.5 million increase in revenues;
•a $2.1 million decrease in smelting and refining charges due to less ounces sold and lower treatment charges for doré production;
Partially offset by:
•a 20% decrease in silver equivalent ounces sold compared to the previous year resulting in a $73.7 million decrease in revenue. The decrease in production was primarily attributed to the temporary COVID-19 Suspension and units operating with limited workforce levels.

2.Cost of sales in the year decreased $37.8 million or 16% compared to 2019 as a result of the following factors:
•a $39.5 million cost reduction relates to planned suspension of operating activities at the Company's higher cost operations including Del Toro and La Parrilla during 2019; and

First Majestic Silver Corp. 2020 Annual Report	Page 27

•a decrease in production costs due to reduction in operational days pursuant to the temporary COVID-19 Suspension during the second quarter,
•cost benefits from a weaker Mexican Peso against the U.S. Dollar, which averaged 12% lower than the previous year;
Partially offset by:
•a $5.2 million increase in workers participation benefits and productivity bonus due to negotiated union bonus agreements and higher profitability margins during the year.

3.Standby costs in the year were primarily related to direct costs incurred at the San Dimas ($3.5 million), Santa Elena ($2.0 million) and La Encantada ($1.7 million) mines during the temporary COVID-19 Suspensions, as well as $2.0 million incurred during a 13-day union work stoppage at San Dimas during the second quarter of 2020.

4.Depletion, depreciation and amortization in the year decreased $11.2 million or 17% compared to the previous year primarily attributed to planned suspension of operating activities at the Del Toro, La Parrilla and San Martin mines.

5.Impairment on non-current assets: In 2019, the Company recorded an impairment charge of $58.7 million, or $52.4 million net of tax, in relation to the La Encantada mine.

6.Mine holding costs for the year increased $14.0 million compared to the previous year due to a full year of suspension of operating activities at the Del Toro, La Parrilla and San Martin mines which were placed on planned suspension in the second half of 2019.

7.Loss on divestiture of exploration projects of $3.7 million during the year relates to $10.2 million loss on the sale of the Plomosas project to GR Silver Mining Ltd. in March 2020, partially offset by $6.5 million gain on the arrangement to option the La Joya project to Silver Dollar Resources Inc. in September 2020.

8.Fair value adjustment on foreign currency derivatives of $1.0 million loss during the year relates to mark-to-market adjustments on the Company's foreign currency derivatives, which have been fully settled as at December 31, 2020. The Company utilizes these foreign currency options and swaps to hedge cash flows relating to mining operations, exploration and evaluation activities and corporate expenses in Mexican Pesos.

9.During the year ended December 31, 2020, the Company recorded an income tax expense of $6.6 million, compared to an income tax expense of $1.5 million in 2019. The increase in income tax expense was primarily driven by increase in operating earnings, a $6.3 million deferred tax recovery recognized in the previous year in relation to impairment on non-current assets, and the foreign exchange impact on the Company's Mexican Peso denominated future income tax liability balances.

10.As a result of the foregoing, net earnings for the year ended December 31, 2020 was $23.1 million (EPS of $0.11), compared to a loss of $40.5 million (EPS of ($0.20)) in the prior year.

First Majestic Silver Corp. 2020 Annual Report	Page 28

SUMMARY OF QUARTERLY RESULTS

The following table presents selected financial information for each of the most recent eight quarters:

	2020				2019
Selected Financial Information	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	$117,075	$125,881	$34,855	$86,065	$96,476	$96,989	$83,669	$86,810
Cost of sales	$58,008	$60,275	$26,187	$49,835	$55,033	$54,994	$62,772	$59,347
Cost of sales - standby costs	$—	$—	$9,166	$946	$—	$—	$—	$—
Depletion, depreciation and amortization	$15,399	$17,573	$7,264	$14,169	$17,502	$14,181	$16,691	$17,210
Mine operating earnings (loss)	$43,668	$48,033	($7,762)	$21,115	$23,941	$27,814	$4,206	$10,253
Net earnings (loss) after tax	$34,545	$30,946	($9,968)	($32,436)	($39,946)	$8,559	($11,967)	$2,880
Earnings (loss) per share - basic	$0.16	$0.14	($0.05)	($0.15)	($0.19)	$0.04	($0.06)	$0.01
Earnings (loss) per share - diluted	$0.15	$0.14	($0.05)	($0.15)	($0.19)	$0.04	($0.06)	$0.01

During the fourth quarter of 2020, mine operating earnings were $43.7 million compared to $48.0 million in the previous quarter. The decrease in mine operating earnings was primarily due to the third quarter sale of withheld inventories from the second quarter. During the quarter, the Company also recognized a foreign exchange gain of $2.4 million compared to a loss of $5.3 million in the previous quarter. As a result, net earnings for the quarter was $34.5 million compared to $30.9 million in the previous quarter.

LIQUIDITY, CAPITAL RESOURCES AND CONTRACTUAL OBLIGATIONS

Liquidity

As at December 31, 2020, the Company had cash and cash equivalents of $238.6 million, comprised primarily of cash held with reputable financial institutions and is invested in cash accounts and in highly liquid short-term investments with maturities of three months or less. With the exception of $6.4 million held in-trust for tax audits in Mexico, the Company's cash and cash equivalents are not exposed to liquidity risk and there are no restrictions on the ability of the Company to use these funds to meet its obligations.

Working capital as at December 31, 2020 was $254.4 million compared to $171.1 million at December 31, 2019. Total available liquidity at December 31, 2020 was $319.4 million (see page 45), including $65.0 million of undrawn revolving credit facility.

The following table summarizes the Company's cash flow activity during the year:

	Year Ended December 31,
	2020	2019
Cash flow
Cash generated by operating activities	$79,713	$140,025
Cash used in investing activities	(127,115)	(116,934)
Cash generated by financing activities	116,574	87,680
Increase in cash and cash equivalents	$69,172	$110,771
Effect of exchange rate on cash and cash equivalents held in foreign currencies	397	1,225
Cash and cash equivalents, beginning of the year	169,009	57,013
Cash and cash equivalents, end of year	$238,578	$169,009

The Company’s cash flows from operating, investing and financing activities during the year ended December 31, 2020 are summarized as follows:
•Cash generated by operating activities of $79.7 million, primarily due to:

First Majestic Silver Corp. 2020 Annual Report	Page 29

•$107.3 million in operating cash flows from operating activities before movements in working capital and taxes;
net of:
•$22.8 million in net change in non-cash working capital items during the period, including $27.5 million increase in VAT receivables, $4.3 million increase in inventories, net of $10.8 million decrease in trade and other payables; and
•$4.8 million in income taxes paid during the period.
•Cash used in investing activities of $127.1 million, primarily related to:
•$68.6 million spent on mine development and exploration activities;
•$43.3 million spent on purchase of property, plant and equipment; and
•$13.8 million spent on deposits on non-current assets.
•Cash provided by financing activities of $116.6 million, primarily consists of the following:
•$126.1 million of net proceeds from prospectus offerings;
•$14.0 million of net proceeds from the exercise of stock options; and
net of:
•$10.0 million net repayment of debt facility;
•$7.7 million on repayment of lease obligations;
•$4.2 million payment of financing costs; and
•$1.7 million on repurchase of shares.

Reconciliation on Use of Proceeds from Prospectus Offerings
At-the-Market Distributions ("ATM") Programs
During the year ended December 31, 2020, the Company sold 5,654,338 common shares under the ATM programs at an average price of $12.31 for gross proceeds of $69.6 million, or net proceeds of $67.9 million after costs. The primary business objectives that the Company expected to use the net proceeds for was for general working capital purposes, for expansion of existing operations, and for one or more other general corporate purposes including to complete corporate acquisitions, to, directly or indirectly, finance future growth opportunities and to repay existing or future indebtedness. The use of proceeds from the amount raised in the current year is reconciled as follows:

Gross Proceeds:	$67,892

Use of Proceeds:
Offering expenses	1,709
Mine development	20,487
Mine exploration	25,880
General working capital	19,816
$67,892

First Majestic Silver Corp. 2020 Annual Report	Page 30

Prospectus Offering
In September 2020, the Company completed a bought deal prospectus offering to sell 5,000,000 common shares at a price of $11.82 (CAD$15.60) per common share for gross proceeds of $59.1 million (CAD$78.1 million), or net proceeds of $58.3 million after costs. The use of net proceeds from the offering is reconciled as follows:

Use of Proceeds:	Intended	Actual	Variance
Offering expenses	$742	$853	$111
Ermitaño expansion(1)	10,606	11,335	729
La Encantada plant upgrades(2)	2,576	1,712	(864)
Santa Elena plant upgrades(3)	5,833	4,747	(1,086)
San Dimas plant upgrades(4)	11,591	4,331	(7,260)
Working capital and general purposes	27,742	36,112	8,370
	$59,090	$59,090	$—
(1)     Development for the Ermitaño expansion was accelerated during the fourth quarter and the intended proceeds were used in 2020.
(2)     Plant upgrades at La Encantada consist of installation of a new HIG mill and mill modernization and are estimated to be complete in the first half of 2022. The remaining balance of proceeds are expected to be expended in 2021 and 2022.
(3)     Plant upgrades at Santa Elena consist of installation of HIG mill, AG conversion and dual circuit optimization which are all expected to be complete in the second half of 2021 and installation of a new LNG plant which is expected to be complete in the first quarter of 2021. The remaining balance of proceeds are expected to be expended in 2021.
(4)     Plant upgrades at San Dimas consist of mill modernization, which is expected to be complete in the first half of 2022, and assembly and installation of the new HIG mill which is expected to be completed in the second quarter of 2021, followed by commissioning in the fourth quarter of 2021. The remaining balance of proceeds are expected to be expended in 2021 and 2022.

Capital Resources

The Company’s objective when managing capital is to maintain financial flexibility to continue as a going concern while optimizing growth and maximizing returns of investments from shareholders.

The Company monitors its capital structure and based on changes in operations and economic conditions, may adjust the structure by repurchasing shares, issuing new shares, issuing new debt or retiring existing debt. The Company prepares an annual budget and quarterly forecasts to facilitate the management of its capital requirements. The annual budget is approved by the Company’s Board of Directors.

The Company is not subject to any externally imposed capital requirements with the exception of complying with banking covenants defined in its debt facilities. As at December 31, 2020 and 2019, the Company was fully in compliance with these covenants.

Contractual Obligations and Commitments

As at December 31, 2020, the Company’s contractual obligations and commitments are summarized as follows:

	Contractual Cash Flows	Less than 1 year	2 to 3 years	4 to 5 years	After 5 years
Trade and other payables	$76,002	$76,002	$—	$—	$—
Debt facilities	174,082	13,180	160,902	—	—
Lease liabilities	16,520	4,557	6,562	4,692	709
Other liabilities	5,406	—	—	—	5,406
Purchase obligations and commitments	50,541	45,541	5,000	—	—
	$322,551	$139,280	$172,464	$4,692	$6,115

At December 31, 2020, the Company had working capital of $254.4 million (2019 – $171.1 million) and total available liquidity of $319.4 million (2019 – $226.2 million), including $65.0 million of undrawn revolving credit facility.

The Company believes it has sufficient cash on hand, combined with cash flows from operations, to meet operating requirements as they arise for at least the next 12 months.

First Majestic Silver Corp. 2020 Annual Report	Page 31

MANAGEMENT OF RISKS AND UNCERTAINTIES

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

Credit Risk

Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations. The Company’s credit risk relates primarily to chartered banks, trade receivables in the ordinary course of business, value added taxes receivable and other receivables.

As at December 31, 2020, value added taxes (“VAT”) receivable was $56.9 million (2019 - $29.6 million), of which $37.9 million (2019 - $14.2 million) relates to Primero Empresa Minera, S.A. de C.V. ("PEM"). Servicio de Administración Tributaria (“SAT”) has not been responsive to VAT refund requests by PEM nor provided any legal basis for withholding these VAT receivables. The Company believes that it has full legal rights to these VAT refunds and expects the amounts to be refunded in the future. As at December 31, 2020, VAT receivables totaling $15.3 million are currently being pursued in Mexican Courts. Due to the uncertain timeline associated with recovery of these amounts, the Company reclassified such amounts as non-current assets though, in the Company's opinion, such amounts are currently due and payable to the Company.

The Company sells and receives payment upon delivery of its silver doré and by-products primarily through three international customers. All of the Company's customers have good ratings and payments of receivables are scheduled, routine and fully received within 60 days of submission; therefore, the balance of trade receivables owed to the Company in the ordinary course of business is not significant.

The carrying amount of financial assets recorded in the consolidated financial statements represents the Company’s maximum exposure to credit risk. With the exception to the above, the Company believes it is not exposed to significant credit risk.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company manages liquidity risk by monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities. Cash flow forecasting is performed regularly to ensure that there is sufficient capital in order to meet short-term business requirements, after taking into account cash flows from operations and our holdings of cash and cash equivalents.

Currency Risk

The Company is exposed to foreign exchange risk primarily relating to financial instruments that are denominated in Canadian dollars or Mexican pesos, which would impact the Company’s net earnings or loss. To manage foreign exchange risk, the Company may occasionally enter into short-term foreign currency derivatives, such as forwards and options, to hedge its cash flows.

The sensitivity of the Company’s net earnings or loss and comprehensive income or loss due to changes in the exchange rates of the Canadian Dollar and the Mexican Peso against the U.S. Dollar is included in the table below:

	December 31, 2020
	Cash and cash equivalents	Trade and other receivables	Value added taxes receivable	Other financial assets	Trade and other payables	Net assets (liabilities) exposure	Effect of +/- 10% change in currency
Canadian dollar	$75,958	$74	$—	$10,140	($3,133)	$83,039	$8,304
Mexican peso	8,369	—	53,201	—	(42,763)	18,807	1,881
	$84,327	$74	$53,201	$10,140	($45,896)	$101,846	$10,185

First Majestic Silver Corp. 2020 Annual Report	Page 32

Commodity Price Risk

The Company is exposed to commodity price risk on silver and gold, which have a direct and immediate impact on the value of its related financial instruments and net earnings. The Company’s revenues are directly dependent on commodity prices that have shown volatility and are beyond the Company’s control. The Company does not use derivative instruments to hedge its commodity price risk to silver

The following table summarizes the Company’s exposure to commodity price risk and their impact on net earnings:

		December 31, 2020
	Effect of +/- 10% change in metal prices
	Silver	Gold	Total
Metals in doré inventory	$104	$226	$330
	$104	$226	$330

Political and Country Risk
First Majestic currently conducts foreign operations primarily in México, and as such the Company’s operations are exposed to various levels of political and economic risks by factors outside of the Company’s control. These potential factors include, but are not limited to: royalty and tax increases or claims by governmental bodies, expropriation or nationalization, foreign exchange controls, high rates of inflation, extreme fluctuations in foreign currency exchange rates, import and export tariffs and regulations, lawlessness, cancellation or renegotiation of contracts and environmental and permitting regulations. The Company currently has no political risk insurance coverage against these risks.

The Company is unable to determine the impact of these risks on its future financial position or results of operations. Changes, if any, in mining or investment policies or shifts in political attitude in foreign countries may substantively affect the Company’s exploration, development and production activities.

Uncertainty in the Calculation of Mineral Reserves, Resources and Silver Recovery
There is a degree of uncertainty attributable to the calculation of Mineral Reserves and Mineral Resources (as defined in NI 43-101). Until Mineral Reserves or Mineral Resources are actually mined, extracted and processed, the quantity of minerals and their grades must be considered estimates only. In addition, the quantity of Mineral Reserves and Mineral Resources may vary depending on, among other things, applicable metal prices. Any material change in the quantity of Mineral Reserves, Mineral Resources, grade or mining widths may affect the economic viability of some or all of the Company’s mineral properties and may have a material adverse effect on the Company's operational results and financial condition. Mineral Reserves on the Company’s properties have been calculated on the basis of economic factors at the time of calculation; variations in such factors may have an impact on the amount of the Company’s Mineral Reserves. In addition, there can be no assurance that silver recoveries or other metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production, or that the existing known and experienced recoveries will continue.

Public Health Crises
Global financial conditions and the global economy in general have, at various times in the past and may in the future, experience extreme volatility in response to economic shocks or other events, such as the ongoing situation concerning COVID‐19. Many industries, including the mining industry, are impacted by volatile market conditions in response to the widespread outbreak of epidemics, pandemics or other health crises. Such public health crises and the responses of governments and private actors can result in disruptions and volatility in economies, financial markets and global supply chains as well as declining trade and market sentiment and reduced mobility of people, all of which could impact commodity prices, interest rates, credit ratings, credit risk and inflation.

The Company's business could be materially adversely affected by the effects of the COVID‐19 pandemic. As at the date of this MD&A, the global reactions to the spread of COVID‐19 have led to, among other things, significant restrictions in many jurisdictions on travel and gatherings of individuals, quarantines, temporary business closures and a general reduction in consumer activity. Although quarantines have been lifted in many jurisdictions, certain jurisdictions that have previously lifted quarantines have been required to re-impose them. While these effects are expected to be temporary, the duration of the disruptions to business internationally and the related financial impact on the Company and the economy in general cannot be estimated with any degree of certainty at this time. In addition, the increasing number of individuals infected with COVID‐19 has resulted in a widespread global health crisis that has adversely affected global economies and financial markets and could result in a protracted economic downturn that could have an adverse effect on the demand for precious metals and the Company's future prospects.

First Majestic Silver Corp. 2020 Annual Report	Page 33

In particular, the continued spread of COVID‐19 globally could materially and adversely impact the Company's business, including without limitation, employee health, workforce availability and productivity, limitations on travel, supply chain disruptions, increased insurance premiums, increased costs and reduced efficiencies, the availability of industry experts and personnel, restrictions on the Company's exploration and drilling programs and/or the timing to process drill and other metallurgical testing and the slowdown or temporary suspension of operations at some or all of the Company's properties, resulting in reduced production volumes. Although the Company has the capacity to continue certain administrative functions remotely, many other functions, including mining operations, cannot be conducted remotely.

On March 24, 2020, the Mexican federal government implemented a decree imposing certain preventive measures aimed at mitigating the impact of COVID‐19. The decree temporarily suspended certain activities relating to physical gatherings and the transit or movement of individuals and was subsequently amended to restrict access and require the closure of the Company’s mines from April 3, 2020. On May 13, 2020, the Mexican government officially confirmed that mining was deemed essential and operations were permitted to restart on May 18, 2020. On May 23, 2020, Mexican government authorized the Company to restart its mining operations, however, there can be no guarantee that the decree will not be amended in the future to impose more severe measures or restrictions or that state governments in those jurisdictions in which the Company’s facilities are located will not pass similar decrees reducing or preventing access to the Company’s facilities, potentially causing disruption or closure of one or more of the Company’s mines.

As a result of the temporary closures of its facilities the Company experienced loss of production at its facilities during the second and third financial quarters of 2020. As at early November, the Company’s three operating mines had returned to normal operations. Worker availability is a challenge but has been gradually improving and is being mitigated by increasing the use of temporary workers and contractors. The Company is in the process of constructing Polymerase Chain Reaction ("PCR") laboratory test facilities on site at San Dimas and partnering with test labs at Santa Elena to speed up COVID-19 testing capabilities at its mine sites. Preventative control measures to protect the safety and health of our employees, contractors and communities in which we operate, including social distancing, remote working, cancellation of any non-essential visits to the mines, comprehensive sanitation measures for the workplace and company transportation, as well as pre-screening for virus symptoms remain in effect.

There is no guarantee that the Company will not experience significant disruptions to or additional closures of some or all of its active mining operations due to COVID-19 restrictions in the future. Any such disruptions or closures could have a material adverse effect on the Company’s production, revenue, net income and business. In addition, parties with whom the Company does business or on whom the Company is reliant, including suppliers and refineries may also be adversely impacted by the COVID-19 crisis which may in turn cause further disruption to the Company’s business, including delays or halts in availability or delivery of consumables and delays or halts in refining of ore from the Company’s mines. Any long term closures or suspensions may also result in the loss of personnel or the workforce in general as employees seek employment elsewhere.

The impact of COVID‐19 and government responses thereto may also continue to have a material impact on financial markets and could constrain the Company's ability to obtain equity or debt financing in the future, which may have a material and adverse effect on its business, financial condition and results of operations.

Environmental and Health and Safety Risks

The Company’s activities are subject to extensive laws and regulations governing environmental protection and employee health and safety. Environmental laws and regulations are complex and have tended to become more stringent over time. The Company is required to obtain governmental permits and in some instances air, water quality, and mine reclamation rules and permits. The Company has complied with environmental taxes applied to the use of certain fossil fuels according to the Kyoto Protocol. Although the Company makes provisions for reclamation costs, it cannot be assured that these provisions will be adequate to discharge its future obligations for these costs. Failure to comply with applicable environmental and health and safety laws may result in injunctions, damages, suspension or revocation of permits and imposition of penalties. While the health and safety of our people and responsible environmental stewardship are our top priorities, there can be no assurance that First Majestic has been or will be at all times in complete compliance with such laws, regulations and permits, or that the costs of complying with current and future environmental and health and safety laws and permits will not materially and adversely affect the Company’s business, results of operations or financial condition.

First Majestic Silver Corp. 2020 Annual Report	Page 34

Claims and Legal Proceedings Risks

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: availability of time on court calendars in Canada and elsewhere; the recognition of Canadian judgments under Mexican law; the possibility of settlement discussions; the risk of appeal of judgment; and the insufficiency of the defendant’s assets to satisfy the judgment amount. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to the Company. First Majestic carries liability insurance coverage and establishes provisions for matters that are probable and can be reasonably estimated. In addition, the Company may be involved in disputes with other parties in the future which may result in a significant impact on our financial condition, cash flow and results of operations.

Although the Company has taken steps to verify ownership and legal title to mineral properties in which it has an interest, according to the usual industry standards for the stage of mining, development and exploration of such properties, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers, and title may be affected by undetected defects. However, management is not aware of any such agreements, transfers or defects.

Primero Tax Rulings
When Primero Mining Corp. ("Primero") acquired the San Dimas Mine in August 2010, it had a Silver Purchase Agreement (“Old Stream Agreement”) that required PEM to sell 100% of the silver produced from the San Dimas mine to WPM, up to 6 million ounces and 50% of silver produced thereafter, at the lower of: (i) the spot market price and (ii) $4.04 per ounce plus an annual increase of 1%.

In order to reflect commercial realities and the effects of the Old Stream Agreement, for Mexican income tax purposes, PEM recognized the revenue on these silver sales based on its actual realized revenue (“PEM Realized Price”) instead of at spot market prices.

To obtain assurance that the SAT would accept the PEM Realized Price as the price to use to calculate Mexican income taxes, Primero applied for and received an Advance Pricing Agreement (“APA”) from the SAT. The APA confirmed that the PEM Realized Price would be used as Primero’s basis for calculating taxes owed by Primero on the silver sold under the Old Stream Agreement. Primero believed that the intent of an APA was to have SAT provide tax certainty and as a result made significant investments in Mexico based on that certainty. On October 4, 2012, Primero received the APA Ruling from SAT which confirmed the appropriate price for sales of silver under the Old Stream Agreement was the PEM Realized Price. Under Mexican tax law, an APA ruling is generally applicable for a five year period and this ruling was made effective for 2010 to 2014.

In February 2016, PEM received a legal claim from the SAT seeking to nullify the APA. The legal claim initiated does not identify any different basis for paying taxes. The Company is continuing PEM's effort to vigorously defend the validity of its APA. If the SAT were successful in retroactively nullifying the APA, the SAT may seek to audit and reassess PEM in respect of its sales of silver in connection with the Old Stream Agreement for 2010 through 2014. If the SAT were successful in retroactively nullifying the APA and issuing reassessments, it would likely have a material adverse effect on the Company’s results of operations, financial condition and cash flows. Should the Company ultimately be required to pay tax on its silver revenues based on market prices without any mitigating adjustments, the incremental income tax for the years 2010-2018 would be approximately $219.2 million (4,373 million MXN), before interest or penalties.

In 2019, as part of the ongoing annual audits of the PEM tax returns, the SAT issued reassessments (the "Reassessments") for the 2010 to 2012 tax years in the total amount of $246.6 million (4,919 million MXN) inclusive of interest, inflation, and penalties. The Company believes that the Reassessments were issued in violation of the terms of the APA. The key items relate to the view that PEM should pay taxes based on the market price of silver and denial of the deductibility of interest expense and service fees in Mexico all of which the Company disagrees with. The Company continues to defend the APA in the Mexican legal proceedings, and initiated proceedings under relevant tax treaties between the competent tax authorities of Mexico, Canada, Luxembourg and Barbados, all of which were subsequently dismissed on a unilateral basis by the SAT ("Dismissals") in May 2020. The Company believes that the Dismissals have no legal basis and breach international obligations regarding double taxation treaties, and that the APA remains valid and legally binding. The Company will continue disputing the Reassessments, exhausting its domestic and international remedies.

First Majestic Silver Corp. 2020 Annual Report	Page 35

While the Company continues to vigorously defend the validity of the APA and its transfer pricing position, it is also engaging in various proceedings with the SAT seeking to resolve matters and bring tax certainty through a negotiated solution. Despite these extensive efforts and ongoing legal challenges to the Reassessments and the Dismissals, in April 2020, SAT issued notifications to PEM to attempt to secure amounts it claims are owed pursuant to its reassessments issued. These notifications impose certain restrictions on PEM including its ability to dispose its concessions and real properties.

The Company has challenged SAT’s Reassessments and Dismissals through all domestic means available to it, including annulment suits before the Mexican Federal Tax Court on Administrative Matters ("Federal Court"), which has yet to be resolved, and a complaint before Mexico’s Federal Taxpayer Defense Attorney's Office (known as “PRODECON”), which determined that PEM has all legal remedies at its disposal and it has already challenged every SAT ruling, thus the matter must be decided by Mexican Courts. The Company believes that these actions are neither fair nor equitable and are discriminatory against the Company as a foreign investor and amount to a denial of justice under international law, in addition to violating various provisions of the Federal Constitution of the United Mexican States and Mexican domestic law, and Mexican court precedents. As a result, on May 13, 2020, the Company provided to the Government of Mexico notice of its intention to initiate an international arbitration proceeding (“Notice of Intent”) pursuant to the North American Free Trade Agreement (“NAFTA”). The Notice of Intent initiated a 90-day period for the Government of Mexico to enter into good faith and amicable negotiations with the Company to resolve the dispute. On August 11, 2020, the 90-day period expired without any resolution of the dispute.

In September 2020, the Company was served with a decision made by the Federal Court to nullify the APA granted to PEM. The Federal Court’s decision directs SAT to re-examine the evidence and basis for the issuance of the APA with retroactive effect, for the following key reasons:
(i) SAT’s errors in analyzing PEM’s request for the APA and the evidence provided in support of the request; and
(ii) SAT’s failure to request from PEM certain additional information before issuing the APA.

The Company’s legal advisors reviewed the written reasons and are of the view that the Federal Court’s decision is flawed both due to SAT's procedural irregularities and failure to address the relevant evidence and legal authorities. In addition, they consider that the laws applied to PEM in the decision are unconstitutional. As a result, the Company filed an appeal of the decision to the Mexican Circuit Courts on November 30, 2020. The Company is unable to provide any certainty as to the outcome or timing of such challenge. No tax is payable under the Reassessments while such challenges are in process.

Based on the Company’s assessments with third party advisors, the Company believes Primero filed its tax returns compliant with applicable Mexican law and, therefore, no liability has been recognized in the financial statements.

To the extent it is ultimately determined that the appropriate price of silver sales under the Old Stream Agreement is significantly different from the PEM Realized Price and while PEM would have rights of appeal in connection with any reassessments, it is likely to have a material effect on the Company’s business, financial position and results of operations.

La Encantada Tax Re-assessments

In December 2019, as part of the ongoing annual audits of the tax returns of Minera La Encantada S.A. de C.V. (“MLE”), the SAT issued tax assessments for fiscal 2012 and 2013 in the amount of $7.8 million (155.5 million MXN) and $6.3 million (126.6 million MXN), respectively.  The key items relate to a forward silver purchase agreement and denial of the deductibility of mine development costs and service fees.  The Company continues to defend the validity of the forward silver purchase agreement and will vigorously dispute the assessments that have been issued.  The Company believes MLE’s tax filings were appropriate and its tax filing position is correct, therefore no liability has been recognized in the financial statements. The Company’s legal and financial advisors continue to believe that the Company has filed its tax returns in compliance with applicable Mexican law.

OTHER FINANCIAL INFORMATION

Share Repurchase Program

The Company has an ongoing share repurchase program to repurchase up to 5% of the Company’s issued and outstanding shares. The normal course issuer bids will be carried through the facilities of the Toronto Stock Exchange and alternative Canadian marketplaces.

First Majestic Silver Corp. 2020 Annual Report	Page 36

During the year ended December 31, 2020, the Company repurchased and cancelled 275,000 common shares for a total consideration of $1.7 million, an average price of CAD$8.56 per share, through a normal course issuer bid in the open market as approved by the Toronto Stock Exchange.

Off-Balance Sheet Arrangements

At December 31, 2020, the Company had no material off-balance sheet arrangements such as contingent interest in assets transferred to an entity, derivative instruments obligations or any obligations that generate financing, liquidity, market or credit risk to the Company, other than contingent liabilities and vendor liability and interest, as disclosed in this MD&A and the consolidated financial statements and the related notes.

Related Party Disclosures

Amounts paid to related parties were incurred in the normal course of business and measured at the exchange amount, which is the amount agreed upon by the transacting parties and on terms and conditions similar to non-related parties.

In July 2020, the Company completed the agreement with First Mining Gold Corp., to purchase 50% of the payable silver produced from the Springpole Gold Project for total consideration of $22.5 million in cash and shares, over three payments, for the silver stream which covers the life of the Springpole project (see "Corporate Development Highlights"). First Mining is a related party with two independent board members who are directors and/or officers of First Majestic.

With the exception of the agreement with First Mining Gold Corp., there were no transactions with related parties outside of the ordinary course of business during the year ended December 31, 2020.

Outstanding Share Data

As at February 17, 2021, the Company has 222,660,666 common shares issued and outstanding.

ACCOUNTING POLICIES, JUDGMENTS AND ESTIMATES

Critical Accounting Judgments and Estimates

The preparation of consolidated financial statements in conformity with IFRS as issued by IASB requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, events or actions, actual results may differ from these estimates. During the year ended December 31, 2020, there were no changes in critical accounting judgments and estimates that were significantly different from those disclosed in the Company's annual MD&A as at and for the year ended December 31, 2019.

Future Changes in Accounting Policies Not Yet Effective as at December 31, 2020

Interest Rate Benchmark Reform — Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16)

The amendments in Interest Rate Benchmark Reform — Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16) introduce a practical expedient for modifications required by the reform, clarify that hedge accounting is not discontinued solely because of the IBOR reform, and introduce disclosures that allow users to understand the nature and extent of risks arising from the IBOR reform to which the entity is exposed to and how the entity manages those risks as well as the entity’s progress in transitioning from IBORs to alternative benchmark rates, and how the entity is managing this transition.

The amendments are applied on or after the first annual reporting period beginning on or after January 1, 2021, with early application permitted. This amendment is not expected to have a material impact on the Company’s financial statements.

Property, Plant and Equipment — Proceeds before Intended Use (Amendments to IAS 16)
The amendments prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognises the proceeds from selling such items, and the cost of producing those items, in profit or loss.

First Majestic Silver Corp. 2020 Annual Report	Page 37

The amendments are applied on or after the first annual reporting period beginning on or after January 1, 2022, with early application permitted. The amendments are applied retrospectively, but only to items of property, plant and equipment that are brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after the beginning of the earliest period presented in the financial statements in which the Company first applies the amendments. The Company will recognise the cumulative effect of initially applying the amendments as an adjustment to the opening balance of retained earnings at the beginning of that earliest period presented. This amendment will impact the Company’s accounting for proceeds from mineral sales prior to reaching commercial production levels intended by management.

Classification of Liabilities as Current or Non-Current (Amendments to IAS 1)
The amendments aim to promote consistency in applying the requirements by helping companies determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current.

The amendments are applied on or after the first annual reporting period beginning on or after January 1, 2023, with early application permitted. This amendment is not expected to have a material impact on the Company’s financial statements.

First Majestic Silver Corp. 2020 Annual Report	Page 38

NON-GAAP MEASURES

The Company has included certain non-GAAP measures including “Cash costs per ounce”, “Production cost per tonne”, “All-in sustaining costs per ounce”, “Average realized silver price”, “Adjusted earnings per share”, “Cash flow per share” and "Working capital” to supplement its consolidated financial statements, which are presented in accordance with IFRS. The terms IFRS and generally accepted accounting principles (“GAAP”) are used interchangeably throughout this MD&A.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Cash Cost per Ounce, All-In Sustaining Cost per Ounce and Production Cost per Tonne

Cash costs per ounce and total production cost per tonne are non-GAAP measures used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units, and are widely reported in the mining industry as benchmarks for performance, but do not have a standardized meaning and are disclosed in addition to IFRS measures.

All-in sustaining cost (“AISC”) is a non-GAAP measure and was calculated based on guidance provided by the World Gold Council (“WGC”). WGC is not a regulatory industry organization and does not have the authority to develop accounting standards for disclosure requirements. Other mining companies may calculate AISC differently as a result of differences in underlying accounting principles and policies applied, as well as differences in definitions of sustaining versus expansionary capital expenditures. AISC is a more comprehensive measure than cash cost per ounce for the Company’s consolidated operating performance by providing greater visibility, comparability and representation of the total costs associated with producing silver from its current operations.

The Company defines sustaining capital expenditures as, “costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output without resulting in an increase in the life of assets, future earnings, or improvements in recovery or grade. Sustaining capital includes costs required to improve/enhance assets to minimum standards for reliability, environmental or safety requirements. Sustaining capital expenditures excludes all expenditures at the Company’s new projects and certain expenditures at current operations which are deemed expansionary in nature.”

Expansionary capital expenditure is defined as, "costs incurred to extend existing assets beyond their current productive capacity and beyond their planned levels of productive output, resulting in an increase in the life of the assets, increasing their future earnings potential, or improving their recoveries or grades which would serve to increase the value of the assets over their useful lives". Development and exploration work which moves inferred resources to measured or indicated resources and adds to the Net Present Value of the assets is considered expansionary in nature. Expansionary capital also includes costs required to improve/enhance assets beyond their minimum standard for reliability, environmental or safety requirements.

Consolidated AISC includes total production cash costs incurred at the Company’s mining operations, which forms the basis of the Company’s total cash costs. Additionally, the Company includes sustaining capital expenditures, corporate general and administrative expense, share-based payments, operating lease payments and reclamation cost accretion. AISC by mine does not include certain corporate and non-cash items such as general and administrative expense and share-based payments. The Company believes this measure represents the total sustainable costs of producing silver from current operations, and provides additional information of the Company’s operational performance and ability to generate cash flows. As the measure seeks to reflect the full cost of silver production from current operations, new project and expansionary capital at current operations are not included. Certain other cash expenditures, including tax payments, dividends and financing costs are also not included.

Effective January 1, 2021, the Company is transitioning its cost reporting from Cost per Payable Silver Ounce to Cost per Payable Silver Equivalent Ounce ("AgEq Oz") basis. Management believes the change to using Payable AgEq Oz will provide management and investors with an improved ability to evaluate operating performance of the Company, as it eliminates volatility in Cash Cost and AISC per ounce due to market volatility in silver and gold prices as well as timing of by-product credit sales.

First Majestic Silver Corp. 2020 Annual Report	Page 39

The following tables provide detailed reconciliations of these measures to cost of sales, as reported in notes to our consolidated financial statements.

(expressed in thousands of U.S. Dollars, except ounce and per ounce amounts)	Three Months Ended December 31, 2020
	San Dimas	Santa Elena	La Encantada	Consolidated
Mining cost	$12,669	$4,461	$3,106	$20,236
Milling cost	6,028	6,308	4,573	16,909
Indirect cost	9,497	3,757	3,183	16,437
Total production cost (A)	$28,194	$14,526	$10,862	$53,582
Add: transportation and other selling cost	433	134	160	784
Add: smelting and refining cost	471	107	241	819
Add: environmental duty and royalties cost	425	97	141	665
Total cash cost before by-product credits (B)	$29,523	$14,864	$11,404	$55,850
Deduct gold by-product credits (C)	($23,256)	($9,981)	($93)	($33,328)
Total cash cost (D = B - C)	$6,267	$4,883	$11,311	$22,522
Workers’ participation	3,103	55	87	3,245
General and administrative expenses	—	—	—	6,727
Share-based payments	—	—	—	2,227
Accretion of decommissioning liabilities	149	78	125	623
Sustaining capital expenditures	9,999	3,636	1,298	17,507
Operating lease payments	58	963	646	2,024
All-In Sustaining Costs (E)	$19,576	$9,615	$13,467	$54,875
Payable silver ounces produced (F)	1,940,315	417,735	1,089,147	3,447,196
Payable silver equivalent ounces produced (G)	3,475,323	900,729	1,094,268	5,470,319
Tonnes milled (H)	208,648	168,276	248,408	625,332

Cash cost per payable silver ounce, before by-product credits (B/F)	$15.22	$35.58	$10.47	$16.20
Cash cost per payable silver ounce (D/F)	$3.23	$11.69	$10.39	$6.53
AISC per payable silver ounce (E/F)	$10.09	$23.02	$12.37	$15.92
Production cost per tonne (A/H)	$135.13	$86.32	$43.72	$85.68

Cash cost per payable AgEq Oz (B/G)	$8.49	$16.50	$10.42	$10.21
AISC per payable AgEq Oz ((E+C)/G)	$12.32	$21.76	$12.39	$16.12

First Majestic Silver Corp. 2020 Annual Report	Page 40

(expressed in thousands of U.S. Dollars, except ounce and per ounce amounts)		Three Months Ended December 31, 2019
	San Dimas	Santa Elena	La Encantada	Del Toro	Consolidated
Mining cost	$9,803	$4,410	$2,653	$964	$17,830
Milling cost	4,664	6,486	4,394	705	16,249
Indirect cost	8,714	2,629	2,661	1,169	15,173
Total production cost (A)	$23,182	$13,524	$9,708	$2,838	$49,252
Add: transportation and other selling cost	317	81	83	52	641
Add: smelting and refining cost	448	162	203	138	951
Add: environmental duty and royalties cost	202	127	34	7	370
Total cash cost before by-product credits (B)	$24,149	$13,894	$10,028	$3,035	$51,214
Deduct by-product credits attributed to:
Gold by-product credits	(22,895)	(14,759)	(74)	3	(37,725)
Lead by-product credits	—	—	—	(788)	(795)
Zinc by-product credits	—	—	—	—	(50)
Total by-product credits (C)	($22,895)	($14,759)	($74)	($785)	($38,570)
Total cash cost (D = B - C)	$1,254	($865)	$9,954	$2,250	$12,644
Workers’ participation	1,930	59	78	45	2,413
General and administrative expenses	—	—	—	—	7,230
Share-based payments	—	—	—	—	1,907
Accretion of decommissioning liabilities	186	52	148	55	603
Sustaining capital expenditures	8,879	2,818	1,645	679	15,090
Operating lease payments	57	205	637	25	1,198
All-In Sustaining Costs (E)	$12,306	$2,269	$12,462	$3,054	$41,085
Payable silver ounces produced (F)	1,657,891	618,702	983,680	78,614	3,338,887
Payable silver equivalent ounces produced (G)	3,514,359	1,590,805	987,779	123,491	6,216,434
Tonnes milled (H)	182,265	196,640	221,049	26,528	626,482

Cash cost per payable silver ounce, before by-product credits (B/F)	$14.55	$22.46	$10.19	$38.60	$15.33
Cash cost per payable silver ounce (D/F)	$0.74	($1.40)	$10.12	$28.62	$3.73
AISC per payable silver ounce (E/F)	$7.41	$3.66	$12.67	$38.84	$12.25
Production cost per tonne (A/H)	$127.19	$68.77	$43.92	$106.99	$78.62

Cash cost per payable AgEq Oz (B/G)	$6.86	$8.73	$10.15	$24.58	$8.23
AISC per payable AgEq Oz ((E+C)/G)	$10.01	$10.70	$12.69	$31.09	$12.81

First Majestic Silver Corp. 2020 Annual Report	Page 41

(expressed in thousands of U.S. Dollars, except ounce and per ounce amounts)	Year Ended December 31, 2020
	San Dimas	Santa Elena	La Encantada	Consolidated
Mining cost	$40,662	$15,952	$9,597	$66,211
Milling cost	19,318	23,187	15,335	57,840
Indirect cost	31,232	11,088	9,813	52,133
Total production cost (A)	$91,212	$50,227	$34,746	$176,185
Add: transportation and other selling cost	1,224	397	425	2,288
Add: smelting and refining cost	1,604	434	749	2,800
Add: environmental duty and royalties cost	1,278	395	337	2,010
Total cash cost before by-product credits (B)	$95,318	$51,453	$36,257	$183,283
Deduct by-product credits attributed to:
Gold by-product credits	(82,252)	(41,630)	(382)	(124,264)
Lead by-product credits	—	—	—	(74)
Deduct gold by-product credits (C)	($82,252)	($41,630)	($382)	($124,338)
Total cash cost (D = B - C)	$13,066	$9,823	$35,875	$58,945
Workers’ participation	13,663	206	377	14,245
General and administrative expenses	—	—	—	22,977
Share-based payments	—	—	—	8,255
Accretion of decommissioning liabilities	565	295	477	2,362
Sustaining capital expenditures	28,361	10,033	4,112	49,003
Operating lease payments	291	1,252	2,573	5,349
All-In Sustaining Costs (E)	$55,946	$21,609	$43,414	$161,136
Payable silver ounces produced (F)	6,396,467	1,691,068	3,491,929	11,579,464
Payable silver equivalent ounces produced (G)	12,664,191	4,177,527	3,512,127	20,353,844
Tonnes milled (H)	713,064	640,276	860,613	2,213,954

Cash cost per payable silver ounce, before by-product credits (B/F)	$14.90	$30.43	$10.38	$15.83
Cash cost per payable silver ounce (D/F)	$2.04	$5.81	$10.27	$5.09
AISC per payable silver ounce (E/F)	$8.75	$12.78	$12.43	$13.92
Production cost per tonne (A/H)	$127.91	$78.44	$40.37	$79.59

Cash cost per payable AgEq Oz (B/G)	$7.53	$12.32	$10.32	$9.00
AISC per payable AgEq Oz ((E+C)/G)	$10.91	$15.14	$12.47	$14.03
(1) Production costs in the year ended December 31, 2020 exclude standby costs related to COVID-19 Suspensions at San Dimas ($3.5 million), Santa Elena ($2.0 million) and La Encantada ($1.7 million), as well as the 13-day union work stoppage at San Dimas ($2.0 million).

First Majestic Silver Corp. 2020 Annual Report	Page 42

(expressed in thousands of U.S. Dollars, except ounce and per ounce amounts)	Twelve Months Ended December 31, 2019
	San Dimas	Santa Elena	La Encantada	San Martin	La Parrilla	Del Toro	Consolidated
Mining cost	$39,230	$17,922	$8,374	$3,390	$5,097	$3,621	$77,633
Milling cost	20,568	25,473	18,139	3,210	4,671	2,734	74,796
Indirect cost	31,420	9,330	9,141	2,690	3,467	4,070	60,118
Total production cost (A)	$91,219	$52,725	$35,654	$9,290	$13,235	$10,425	$212,548
Add: transportation and other selling cost	1,138	258	302	85	558	178	2,737
Add: smelting and refining cost	1,234	526	670	142	1,812	508	4,892
Add: environmental duty and royalties cost	739	472	102	52	45	27	1,437
Total cash cost before by-product credits (B)	$94,330	$53,981	$36,728	$9,569	$15,650	$11,138	$221,614
Deduct by-product credits attributed to:
Gold by-product credits	(85,468)	(55,211)	(197)	(2,105)	(42)	(6)	(143,029)
Lead by-product credits	—	—	—	—	(3,997)	(2,991)	(6,988)
Zinc by-product credits	—	—	—	—	(3,517)	—	(3,517)
Total by-product credits (C)	($85,468)	($55,211)	($197)	($2,105)	($7,556)	($2,997)	($153,534)
Total cash cost (D = B - C)	$8,862	($1,230)	$36,531	$7,464	$8,094	$8,141	$68,080
Workers’ participation	7,552	209	313	489	244	99	9,036
General and administrative expenses	—	—	—	—	—	—	25,164
Share-based payments	—	—	—	—	—	—	8,325
Accretion of decommissioning liabilities	744	207	591	237	282	219	2,409
Sustaining capital expenditures	28,378	7,842	4,546	2,091	4,937	2,322	51,203
Operating lease payments	221	318	701	112	99	99	2,397
All-In Sustaining Costs (E)	$45,757	$7,346	$42,682	$10,393	$13,656	$10,880	$166,614
Payable silver ounces produced (F)	6,302,519	2,433,169	3,071,077	555,039	519,311	288,073	13,169,187
Payable silver equivalent ounces produced (G)	13,824,712	6,309,961	3,086,895	691,780	999,117	457,850	25,370,314
Tonnes milled (H)	691,576	875,435	890,008	101,362	167,535	106,083	2,831,999

Cash cost per payable silver ounce, before by-product credits (B/F)	$14.97	$22.19	$11.96	$17.24	$30.14	$38.66	$16.83
Cash cost per payable silver ounce (D/F)	$1.41	($0.51)	$11.89	$13.45	$15.59	$28.26	$5.16
AISC per payable silver ounce (E/F)	$7.26	$3.02	$13.90	$18.73	$26.29	$37.77	$12.64
Production cost per tonne (A/H)	$131.90	$60.23	$40.06	$91.65	$78.99	$98.29	$75.05

Cash cost per payable AgEq Oz (B/G)	$6.82	$8.55	$11.90	$13.83	$15.66	$24.33	$8.74
AISC per payable AgEq Oz ((E+C)/G)	$9.49	$9.91	$13.89	$18.07	$21.23	$30.31	$12.62

First Majestic Silver Corp. 2020 Annual Report	Page 43

Average Realized Silver Price per Ounce

Revenues are presented as the net sum of invoiced revenues related to delivered shipments of silver doré bars and concentrates, including associated metal by-products of gold, lead and zinc after having deducted refining and smelting charges, and after elimination of intercompany shipments of silver, silver being minted into coins, ingots and bullion products.

The following is an analysis of the gross revenues prior to refining and smelting charges, and shows deducted smelting and refining charges to arrive at the net reportable revenue for the period per IFRS. Gross revenues are divided into payable equivalent silver ounces sold to calculate the average realized price per ounce of silver equivalents sold.

	Three Months Ended December 31,		Year Ended December 31,
	2020	2019	2020	2019
Revenues as reported	$117,075	$96,476	$363,876	$363,944
Add back: smelting and refining charges	819	950	2,800	4,891
Gross revenues	117,894	97,426	366,676	368,835
Less: Sandstorm gold revenues	(580)	(1,078)	(2,636)	(4,200)
Less: Wheaton gold revenues	(7,056)	(6,969)	(23,541)	(26,994)
Gross revenues, excluding Sandstorm, Wheaton (A)	$110,258	$89,379	$340,499	$337,641

Payable equivalent silver ounces sold	5,319,935	6,125,349	19,614,393	24,509,434
Less: Payable equivalent silver ounces sold to Sandstorm	(81,319)	(200,479)	(499,931)	(789,783)
Less: Payable equivalent silver ounces sold to Wheaton	(807,046)	(804,896)	(3,016,658)	(3,126,715)
Payable equivalent silver ounces sold, excluding Sandstorm and Wheaton (B)	4,431,570	5,119,974	16,097,804	20,592,936

Average realized price per ounce of silver sold (A/B)(1)	$24.88	$17.46	$21.15	$16.40
Average market price per ounce of silver per COMEX	$24.44	$17.33	$21.72	$16.20
(1)    Average realized price per ounce of silver sold in each reporting period is affected by mark-to-market adjustments and final settlements on concentrate shipments in prior periods. Concentrates sold to third-party smelters are provisionally priced and the price is not settled until a predetermined future date, typically one month after delivery to the customer, based on the market price at that time. The mark-to-market adjustments do not apply to doré sales.

Cash Flow per Share

Cash Flow per Share is determined based on operating cash flows before movements in working capital and income taxes, as illustrated in the consolidated statements of cash flow, divided by the weighted average shares outstanding during the period.

	Three Months Ended December 31,		Year Ended December 31,
	2020	2019	2020	2019
Operating Cash Flows before Working Capital and Taxes	$48,224	$32,875	$107,343	$108,915
Weighted average number of shares on issue - basic	221,463,289	205,753,770	213,879,622	201,615,489
Cash Flow per Share	$0.22	$0.16	$0.50	$0.54

Adjusted Earnings per Share (“Adjusted EPS”)

The Company uses the financial measure “Adjusted EPS” to supplement information in its consolidated financial statements. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The Company excludes certain non-cash and unusual items from net earnings to provide a measure which allows the Company and investors to evaluate the operating results of the underlying core operations. The presentation of Adjusted EPS is not meant to be a substitute for EPS presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measure.

First Majestic Silver Corp. 2020 Annual Report	Page 44

The following table provides a detailed reconciliation of net losses as reported in the Company’s consolidated financial statements to adjusted net earnings and Adjusted EPS:

	Three Months Ended December 31,		Year Ended December 31,
	2020	2019	2020	2019
Net earnings (loss) as reported	$34,545	($39,946)	$23,087	($40,474)
Adjustments for non-cash or unusual items:
Deferred income tax recovery	(11,187)	(19,817)	(3,324)	(14,973)
Share-based payments	2,227	1,907	8,255	8,325
Loss (gain) from investment in derivatives and marketable securities	2,445	(243)	(1,973)	(1,765)
Unrealized (gain) loss on foreign currency derivatives	(3,880)	—	982	—
Recovery of mineral inventory	—	(355)	(443)	(2,578)
Impairment of non-current assets	—	58,739	—	58,739
Standby costs related to COVID-19 Suspension	—	—	7,162	—
Loss on divestiture of exploration projects	—	—	3,685	—
Adjusted net earnings	$24,150	$285	$37,431	$7,274
Weighted average number of shares on issue - basic	221,463,289	205,753,770	213,879,622	201,615,489
Adjusted EPS	$0.11	$0.00	$0.18	$0.04

Working Capital and Available Liquidity

Working capital is determined based on current assets and current liabilities as reported in the Company’s consolidated financial statements. The Company uses working capital as a measure of the Company’s short-term financial health and operating efficiency. Available liquidity includes the Company's working capital and undrawn revolving credit facility.

	December 31, 2020	December 31, 2019
Current Assets	$356,046	$242,979
Less: Current Liabilities	(101,626)	(71,853)
Working Capital	$254,420	$171,126
Available Undrawn Revolving Credit Facility	65,000	55,031
Available Liquidity	$319,420	$226,157

First Majestic Silver Corp. 2020 Annual Report	Page 45

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

The Company’s management, with the participation of its President and Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s CEO and CFO have concluded that, as of December 31, 2020, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting

The Company’s management, with the participation of its CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in the rules of the United States Securities and Exchange Commission and the Canadian Securities Administrators. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. The Company’s internal control over financial reporting includes policies and procedures that:

•maintain records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;
•     provide reasonable assurance that transactions are recorded as necessary for preparation of financial statements in accordance with IFRS as issued by IASB;
•provide reasonable assurance that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and
•     provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

The Company's management evaluated the effectiveness of our internal controls over financial reporting based upon the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on management's evaluation, our CEO and CFO concluded that our internal controls over financial reporting was effective as of December 31, 2020.

The Company's independent registered public accounting firm, Deloitte LLP, have audited these Consolidated Annual Financial Statements and have issued an attestation report dated February 18, 2021 on the Company's internal control over financial reporting based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of Treadway Commission.

During the year ended December 31, 2020, the Company implemented social distancing protocols to have majority of its corporate office and site administrative staff to work remotely from home. This change has required certain processes and controls that were previously done or documented manually to be completed and retained in electronic form. Despite the changes required by the current environment, there have been no significant changes in our internal controls during the year ended December 31, 2020 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

Limitations of Controls and Procedures

The Company’s management, including the President and Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, may not prevent or detect all misstatements because of inherent limitations. Further, the design of a control

First Majestic Silver Corp. 2020 Annual Report	Page 46

system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

CAUTIONARY STATEMENTS

Cautionary Note regarding Forward-Looking Statements

Certain information contained herein this MD&A constitutes forward-looking statements under applicable securities laws (collectively, “forward-looking statements”). These statements relate to future events or the Company’s future performance, business prospects or opportunities. Forward-looking statements include, but are not limited to: commercial mining operations; anticipated mineral recoveries; projected quantities of future mineral production; statements with respect to the Company’s business strategy; future planning processes; anticipated development, expansion, exploration activities and production rates; the estimated cost and timing of plant improvements at the Company’s operating mines and development of the Company’s development projects; the timing of completion of exploration programs and drilling programs; the repayment of the Debentures; statements with respect to the Company’s future financial position including operating efficiencies, cash flow, capital budgets, costs and expenditures; the preparation of technical reports and completion of preliminary economic assessments; the repurchase of the Company’s shares; viability of the Company’s projects; potential metal recovery rates; the conversion of the Company’s securities. All statements other than statements of historical fact may be forward-looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward-looking statements”.

Forward-looking statements are based on the opinions and estimates of management at the dates the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include, without limitation: the inherent risks involved in the mining, exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project delays or cost overruns or unanticipated excessive operating costs and expenses, uncertainties related to the necessity of financing, the availability of and costs of financing needed in the future, and other factors described in the Company’s Annual Information Form under the heading “Risk Factors”.

The Company believes that the expectations reflected in any such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included herein this MD&A should not be unduly relied upon. These statements speak only as of the date of this MD&A. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws. Actual results may differ materially from those expressed or implied by such forward-looking statements.

Cautionary Note regarding Reserves and Resources

National Instrument 43-101 (“NI 43-101”), issued by the Canadian Securities Administrators, lays out the standards of disclosure for mineral projects. This includes a requirement that a certified Qualified Person (“QP”) (as defined under the NI 43-101) supervises the preparation of the mineral reserves and mineral resources. Ramon Mendoza, P. Eng., Vice President of Technical Services is a certified QP for the Company and has reviewed this MD&A for QP technical disclosures. All NI 43-101 technical reports can be found on the Company’s website at www.firstmajestic.com or on SEDAR at www.sedar.com.

First Majestic Silver Corp. 2020 Annual Report	Page 47

Cautionary Note to United States Investors Concerning Estimates of Mineral Reserves and Resources

This Management’s Discussion and Analysis has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian NI 43-101 Standards of Disclosure for Mineral Projects and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by the Securities and Exchange Commission (the “Commission”) and contained in Industry Guide 7 (“Industry Guide 7”). Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report mineral reserves, the three-year historical average price is used in any mineral reserve or cash flow analysis to designate mineral reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101. However, these terms are not defined terms under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the Commission. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations. In contrast, the Commission only permits U.S. companies to report mineralization that does not constitute “mineral reserves” by Commission standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Management’s Discussion and Analysis may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the Commission thereunder.

Additional Information

Additional information on the Company, including the Company’s Annual Information Form and the Company’s audited consolidated financial statements for the year ended December 31, 2020, is available on SEDAR at www.sedar.com and on the Company’s website at www.firstmajestic.com.

First Majestic Silver Corp. 2020 Annual Report	Page 48